                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

             RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             INVESTORSBANCORP, INC.
                              (Name of the Issuer)

                             INVESTORSBANCORP, INC.
                           INVESTORS SUBSIDIARY, INC.
       GEORGE R. SCHONATH, JENN SCHONATH, SARAH SCHONATH, EMILY SCHONATH,
 THOMAS EVANS, EMILY A. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996 AND
          SARAH E. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
                    (Name of the Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    461833105
                      (CUSIP Number of Class of Securities)

                                John E. Freechack
              Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
                        333 West Wacker Drive, Suite 2700
                             Chicago, Illinois 60606
                                 (312) 984-3100
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

                a.  [ ]    The filing of solicitation materials or an
                           information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities
                           Exchange Act of 1934.

                b.  [ ]    The filing of a registration statement under the
                           Securities Act of 1933.

                c.  [ ]    A tender offer.

                d.  [X]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

=====================================================================
Transaction Valuation *                          Amount Of Filing Fee
---------------------------------------------------------------------
    $5,697,817.80                                       $460.95
=====================================================================

* For purposes of calculating the filing fee only. Determined by (1) multiplying 398,259 shares of common stock, par value $.01 per share, of InvestorsBancorp, Inc. by $14.20 per share, and (2) adding thereto $42,540.00 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 6,200 options are cancelled in exchange for cash in the transaction).

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid     $460.95          Filing party: InvestorsBancorp, Inc.

Form or registration no.:  Schedule 13E-3   Date filed:   May 19, 2003

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................................................     1
   The Parties..............................................................................     1
   Overview of The Merger...................................................................     1
   Background of the Merger.................................................................     2
   Reasons for the Merger; Fairness of the Merger...........................................     2
   Valuation of Financial Advisor...........................................................     3
   Purpose and Structure of the Merger......................................................     4
   Material Effects of the Merger...........................................................     4
   Voting Requirements......................................................................     5
   Appraisal Rights.........................................................................     5
   Interests of Certain Persons in the Merger...............................................     5
   Financing of the Merger..................................................................     6
   Material Federal Income Tax Consequences.................................................     6
   The Merger Agreement.....................................................................     7
INTRODUCTION................................................................................     8
   The Parties..............................................................................     8
   The Merger...............................................................................     9
SPECIAL FACTORS.............................................................................    10
   Background of the Merger.................................................................    10
   Reasons for the Merger; Fairness of the Merger...........................................    19
   Valuation of Financial Advisor...........................................................    26
   Purpose and Structure of the Merger......................................................    34
   Effects of the Merger; Plans or Proposals after the Merger...............................    34
   Effects of the Merger on Shareholders of InvestorsBancorp................................    36
   Voting Requirements......................................................................    38
   Appraisal Rights.........................................................................    39
   Interests of Certain Persons in the Merger...............................................    40
   Financing of the Merger..................................................................    41
   Material Federal Income Tax Consequences of the Merger...................................    42
MATERIAL TERMS OF THE MERGER................................................................    44
   The Merger Agreement.....................................................................    44
   Regulatory Requirements..................................................................    48
   Accounting Treatment.....................................................................    49
   Fees and Expenses........................................................................    49
FINANCIAL INFORMATION.......................................................................    49
   Selected Historical Financial Data.......................................................    49
MARKET PRICE OF INVESTORSBANCORP COMMON STOCK AND DIVIDEND INFORMATION......................    50
   Comparative Market Price Data............................................................    50
   Dividends................................................................................    51
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............................    51
COMMON STOCK PURCHASE INFORMATION...........................................................    52
   Prior Stock Purchases....................................................................    52
   Recent Transactions......................................................................    54
INFORMATION ABOUT THE DIRECTORS, OFFICERS AND SCHONATH SHAREHOLDERS.........................    54
   Information about the Directors and Executive Officers of InvestorsBancorp...............    54
   Information about the Directors and Executive Officers of Investors Subsidiary...........    56

   Information about the Schonath Shareholders..............................................    57
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................    58
   Related Transactions.....................................................................    58
   Agreements Involving InvestorsBancorp's Securities.......................................    59
OTHER MATTERS...............................................................................    59
   Reports, Opinions, Appraisals and Negotiations...........................................    59
   Forward Looking Statements...............................................................    59
   Where You Can Find More Information......................................................    60
   Information Incorporated by Reference....................................................    60
TRANSACTION STATEMENT.......................................................................    62

                               SUMMARY TERM SHEET

         This summary provides an overview of material information from this transaction statement about the proposed merger between InvestorsBancorp, Inc. and Investors Subsidiary, Inc. However, it is a summary only. To better understand the merger and for a more complete description of the terms of the merger, you should read this entire document and the documents to which it refers carefully.

         In this transaction statement, "InvestorsBancorp," "we," "our," "ours," "us" and the "company" refer to InvestorsBancorp, Inc. We use the term "Investors Subsidiary" to refer to Investors Subsidiary, Inc., and "merger agreement" to refer to the Agreement and Plan of Merger between InvestorsBancorp and Investors Subsidiary. The term "Schonath shareholders" means George R. Schonath, Jenn Schonath, Sarah E. Schonath, Emily A. Schonath, Thomas Evans, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust. The term "non-continuing shareholders" of InvestorsBancorp means all holders of common stock of InvestorsBancorp other than the Schonath shareholders. References to "common stock" or "shares" refer to InvestorsBancorp's common stock, par value $0.01 per share.

THE PARTIES
(see pages ___ and pages ___)

         The parties to the merger are:

         - InvestorsBancorp, a Wisconsin corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with a business address of W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and a business telephone number of (262) 523-1000; and

         - Investors Subsidiary, a newly-formed Wisconsin corporation organized as a wholly-owned subsidiary of InvestorsBancorp for the sole purpose of the merger, with a business address of W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and a business telephone number of (262) 523-1000.

         In addition to InvestorsBancorp and Investors Subsidiary, the Schonath shareholders, some of whom were involved in structuring the transaction and who will remain shareholders of InvestorsBancorp following the merger, are filing this Rule 13e-3 transaction statement on Schedule 13e-3. For more information about the Schonath shareholders, please see "Information About the Directors, Officers and Schonath Shareholders--Information about the Schonath Shareholders" on pages ___ through ___.

OVERVIEW OF THE MERGER
(see page ____)

         On March 25, 2003, InvestorsBancorp and Investors Subsidiary entered into the merger agreement, under which it is anticipated that Investors Subsidiary will merge with and into InvestorsBancorp. In the merger,

         - each share of common stock owned of record by non-continuing shareholders of InvestorsBancorp will be converted into, and will represent the right to receive, $14.20 in cash; and

         - each share of common stock owned of record by the Schonath shareholders will continue to represent one share of common stock of InvestorsBancorp following the merger, except for

            5,743 shares held in individual retirement accounts by certain of the Schonath shareholders and 5,375 shares held by George Schonath and Jenn Schonath, each of which will be converted into the right to receive $14.20 in cash.

         Currently, the Schonath shareholders own approximately 60.9% of our outstanding common stock, and 64.3% of our common stock on a fully-diluted basis. Following the merger, the Schonath shareholders will own 100% of our outstanding common stock. Because all shareholders other than the Schonath shareholders will receive cash in the amount of $14.20 in the merger, the transaction will result in a "going private" transaction for InvestorsBancorp, as our common stock will be held by fewer than 300 persons.

         The merger is expected to be consummated in August 2003.

         A copy of the Agreement and Plan of Merger, dated as of March 25, 2003, between InvestorsBancorp and Investors Subsidiary is attached as Appendix A to this transaction statement.

BACKGROUND OF THE MERGER
(see pages ______)

         For a description of the events leading to the approval of the merger agreement by our board of directors and the reasons for their approval, you should refer to "Special Factors--Background of the Merger," "--Reasons for the Merger; Fairness of the Merger" and "--Purpose and Structure of the Merger" on pages ___. As we explain more fully in these sections, although the board considered various alternative methods of effecting the going private transaction, the board considered and rejected remaining an independent publicly-owned company. In addition, noting that we had never received any outside expressions of interest from any third parties seeking to acquire us and that our majority shareholder, George Schonath, had unequivocally informed our board of directors that he would not be interested in selling to a third party, we did not consider a sale to a third party to be a viable option.

REASONS FOR THE MERGER; FAIRNESS OF THE MERGER
(see pages ______)

         InvestorsBancorp's primary reasons for the merger include the following:

         - we will realize cost savings because we will no longer be required to make periodic public reports under the Securities Exchange Act, and will no longer incur the expenses relating to shareholder communications;

         - continuing as a public company offers few advantages to us or our shareholders, in that there is little liquidity for our common stock, and, because our earnings are sufficient to support growth, we do not depend on raising capital in the public market;

         - the merger allows the non-continuing shareholders to receive cash for their shares in an illiquid market, in which the primary available buyers have been the Schonath family and InvestorsBancorp;

         - the merger allows the non-continuing shareholders to receive cash in an amount that our board of directors has determined is a fair value for their shares;

         - following the merger, we will be able to make an election under Subchapter S of the Internal Revenue Code;

         - management will be able to refocus time spent on shareholder administrative duties to our banking subsidiary, InvestorsBank;

         - operating as a private company will allow George Schonath, the controlling shareholder and Chief Executive Officer of InvestorsBancorp, to focus on financial and business goals that may differ from those of the non-continuing shareholders; and

         - the merger will allow us to "go private" more quickly and less expensively than other structures considered by our board of directors.

         The board also considered that some shareholders may prefer to continue as shareholders of InvestorsBancorp as a public company, and noted that the $14.20 merger consideration was slightly below the $14.40 trading price of our common stock on the day the board determined the $14.20 per share price and we entered into the merger agreement. However, the board did not feel that these factors, which may weigh against the transaction, were sufficient to outweigh the factors outlined above, which weigh in favor of the transaction.

         With the exception of George Schonath, who recused himself from voting on any matters relating to InvestorsBancorp's going private transaction, the board of directors of InvestorsBancorp unanimously determined that the merger agreement and the merger are in the best interests of InvestorsBancorp's shareholders, including the non-continuing shareholders, and unanimously approved the merger agreement and the merger. However, because the four members of our board other than Mr. Schonath are fully independent, with no conflict of interest with respect to the transaction other than their interest as holders of an aggregate of less than 1% of our common stock, the transaction was not reviewed by a special committee of the board of directors.

         In the course of determining that the merger agreement and the merger are in the best interests of InvestorsBancorp's shareholders, including the non-continuing shareholders, the board, after consulting with legal and financial advisors, considered a number of positive and negative factors in making their determination. To review the reasons for the merger in greater detail, please see pages ___ through ___.

         In addition, under the federal securities laws, Investors Subsidiary and the Schonath shareholders are required to join in the filing of this transaction statement. All of those persons adopt the analyses and conclusions of the InvestorsBancorp board of directors. Please see pages ___ through ___.

VALUATION OF FINANCIAL ADVISOR
(see pages ___)

         In contemplation of the merger, our board of directors retained and considered a valuation of our common stock prepared by Wipfli Ullrich Bertelson LLP, a financial advisory and consulting firm that, among other things, regularly provides valuations to financial institutions. InvestorsBancorp retained Wipfli because of its expertise in providing valuations to financial institutions and because of its familiarity with and understanding of the local markets in which InvestorsBancorp does business. Wipfli was retained to provide a valuation only, and did not provide an opinion as to the fairness, from a financial point of view, of the merger consideration to be paid to the non-continuing shareholders.

         After considering all relevant factors, Wipfli concluded that, in its opinion, the fair value of InvestorsBancorp as a going concern was approximately $14.5 million, or $13.71 per share, as of January 3, 2003, and approximately $15.0 million, or $14.20 per share, as of March 19, 2003. The Wipfli valuation is not a fairness opinion, and, further, addresses the "fair value" of InvestorsBancorp based on

Wisconsin's statutory concept of fairness, which may or may not be the same as alternative calculations of fair value.

         On April 16, 2003, Wipfli provided a corrected valuation to the board, which indicated that the fair value of InvestorsBancorp as a going concern as of January 3, 2003 was approximately $14.1 million, or $13.37 per share. This correction was required because two mistakes were inadvertently included in the underlying analyses. Wipfli had inadvertently used an incorrect price-to-book value multiple in the guideline companies' method, and had also incorrectly calculated one of the guideline company's price-to-book value multiple. The corrected valuation had no effect on the fair value of InvestorsBancorp as of March 19, 2003.

         Aside from the Wipfli valuation, the board of directors did not obtain any independent valuation analysis of InvestorsBancorp.

         We have attached Wipfli's valuation and corrected valuation to this transaction statement as Appendix B-1 and Appendix B-2, respectively. You should read them completely to understand the assumptions made, matters considered and limitations of the review made by Wipfli in providing its valuation.

PURPOSE AND STRUCTURE OF THE MERGER
(see page ____)

         The primary purpose of the merger is to consolidate ownership of all of the common stock of InvestorsBancorp in the Schonath shareholders, which will discontinue InvestorsBancorp's SEC reporting requirements, allow InvestorsBancorp to make an election under Subchapter S of the Internal Revenue Code, and allow InvestorsBancorp management to refocus time spent on shareholder administrative duties to operational and business goals.

         The going private transaction has been structured as a parent/subsidiary merger because InvestorsBancorp's board of directors believes that this structure represents the most cost-effective and efficient way of achieving its objectives in going private and consolidating the stock ownership of InvestorsBancorp in the Schonath shareholders, because it can be completed more quickly and less expensively than the alternative methods considered by the board. For example, consummation of a reverse stock split or a merger structured in another fashion would require the solicitation of shareholder votes and the holding of a shareholders' meeting, which would increase the expense and time required to close a transaction. In addition, to achieve the going private goals of this transaction, a self tender offer might require a second step merger, again increasing the cost and time involved in the transaction. See Background of the Merger" beginning on page __.

MATERIAL EFFECTS OF THE MERGER
(see page _____)

         The merger is a going private transaction for InvestorsBancorp. As a result of the merger, among other things:

         - the non-continuing shareholders will receive $14.20 in cash per share of InvestorsBancorp's common stock;

         - because of the reduction of the total number of holders of the shares of common stock to less than 300, InvestorsBancorp will terminate its status as a reporting company with the SEC;

         - InvestorsBancorp's common stock will no longer be traded over the OTC Bulletin Board;

         - the non-continuing shareholders will no longer have an interest in or be shareholders of InvestorsBancorp, and, therefore, will not be able to participate in InvestorsBancorp's future earnings and growth, if any; and

         - InvestorsBancorp's regulatory capital will be reduced from approximately $15.5 million as of June 30, 2003 on a historical basis to approximately $8.8 million on a pro forma basis;

         For a further description of how the merger will affect the shareholders of InvestorsBancorp, including the different effects on the non-continuing shareholders and the Schonath shareholders, please see "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" on pages
_____.

VOTING REQUIREMENTS
(see page ____)

         The boards of directors of each of InvestorsBancorp and Investors Subsidiary have approved the merger agreement and the merger. You do not have the right to vote on the merger, and InvestorsBancorp is not seeking a shareholder vote on the merger.

APPRAISAL RIGHTS
(see page _____)

         You do not have appraisal rights in connection with the merger. For a description of Wisconsin law governing this transaction see pages ____. Although you will not have appraisal rights in connection with the merger, you may pursue all available remedies under applicable law.

INTERESTS OF CERTAIN PERSONS IN THE MERGER
(see pages ____)

         You should be aware that InvestorsBancorp's directors, executive officers and controlling shareholders have interests in the merger that may present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the merger, including the following:

         - as of July 1, 2003, Donald E. Menefee and Donald E. Sydow, two members of our board of directors, collectively owned 325 and 4,201 shares, respectively, of our outstanding common stock, which will entitle them to receive approximately $4,600 and $59,700, respectively, in merger consideration

         - as of July 1, 2003, Susan Hauke, Greg Mieske, and Kim De Martino, three of our executive officers, collectively owned 3,045 shares of the outstanding common stock, excluding options, which entitles them to receive an aggregate of approximately $43,300 in merger consideration;

         - as of July 1, 2003, the executive officers of InvestorsBancorp were entitled to purchase an aggregate of 6,200 shares of common stock upon the exercise of options having exercise prices ranging from $6.75 to $8.10, and are therefore entitled to receive an aggregate of approximately $42,500 in cash in exchange for their options;

         - the Chief Executive Officer and controlling shareholder of InvestorsBancorp, George Schonath, and various of his family members and affiliates will continue as the sole shareholders of InvestorsBancorp following the merger, and therefore will continue to have the opportunity to participate in any future growth and earnings of InvestorsBancorp; and

         - George Schonath, who will continue to own stock in InvestorsBancorp following the merger as a Schonath shareholder, in his capacity as Chief Executive Officer of InvestorsBancorp was involved in structuring the transaction, although he recused himself from all board votes taken with respect to the going-private transaction.

         The board of directors, throughout its consideration of the going-private transaction, recognized that the interests of the non-continuing shareholders and the Schonath shareholders are different and possibly in conflict. The non-continuing shareholders may wish to remain shareholders of a public company in order to share in future growth and, in the merger, may have the goal of obtaining the highest value for their shares, while the Schonath shareholders, as continuing shareholders, may have the goal of retaining cash for the future operation of InvestorsBancorp. In addition, some non-continuing shareholders may wish to seek a sale of InvestorsBancorp to a third party, whereas the Schonath shareholders have unequivocally indicated to our board of directors that they would not be interested in selling their shares to a third party. See "Special Factors--Background of the Merger" and "--Reasons for the Merger; Fairness of the Merger" for a discussion of how the board of directors addressed this situation.

FINANCING OF THE MERGER
(see pages _____)

         We estimate that the total funds required to fund the payment of the merger consideration to the non-continuing shareholders and to pay fees and expenses relating to the merger will be approximately $5,956,000.

         InvestorsBancorp is financing the merger through a $5.0 million private offering of subordinated securities and through the infusion of $1.0 million in capital by two of the Schonath shareholders, which was a condition to the subordinated debt offering. On March 25, 2003, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust together purchased an aggregate of 70,422 shares of newly-issued InvestorsBancorp common stock at a price of $14.20 per share, for total consideration of approximately $1.0 million. InvestorsBancorp received the proceeds of the $5.0 million subordinated debt issuance on April 10, 2003.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES
(see pages _____)

         The merger will be a taxable transaction to the non-continuing shareholders. For United States federal income tax purposes, you will generally recognize gain or loss in the merger in an amount determined by the difference between the cash you receive and your tax basis in InvestorsBancorp common stock.

         BECAUSE DETERMINING THE TAX CONSEQUENCES OF THE MERGER CAN BE COMPLICATED, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR IN ORDER TO UNDERSTAND FULLY HOW THE MERGER WILL AFFECT YOU.

THE MERGER AGREEMENT

STRUCTURE OF THE MERGER
(see page __)

         Under the terms and conditions of the merger agreement, Investors Subsidiary, a wholly-owned subsidiary of InvestorsBancorp, will be merged with and into InvestorsBancorp, with InvestorsBancorp continuing as the surviving corporation.

MERGER CONSIDERATION
(see page __)

         Upon completion of the merger, in general, each share of InvestorsBancorp common stock held by non-continuing shareholders will be converted into the right to receive $14.20 in cash, without interest. Shares of common stock held by the Schonath shareholders will continue to represent shares of common stock of InvestorsBancorp as the surviving corporation, except for 5,743 shares held in individual retirement accounts by certain of the Schonath shareholders and 5,375 shares held by George Schonath and Jenn Schonath, each of which will be converted into the right to receive $14.20 in cash, without interest.

EXCHANGE OF SHARES
(see pages _____)

         As soon as practicable after completion of the merger, LaSalle Bank National Association, as paying agent, will mail a letter of transmittal with instructions as to the procedure for surrendering share certificates in exchange for the $14.20 per share cash merger consideration to all non-continuing shareholders as of the time of completion of the merger. YOU SHOULD NOT SEND US YOUR CERTIFICATES UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

CONDITIONS TO THE MERGER
(see pages ___)

         The completion of the merger depends on the satisfaction or waiver of the following conditions:

         -  receipt of any required regulatory clearances and consents;

         - no material inaccuracies in the representations and warranties of either InvestorsBancorp or Investors Subsidiary;

         - compliance by InvestorsBancorp and Investors Subsidiary in all material respects with all of their respective obligations under the merger agreement;

         - no legal proceedings brought or threatened against InvestorsBancorp or Investors Subsidiary that challenge the merger, that would reasonably be expected to have the effect of preventing or delaying the merger, or that would be reasonably likely to have a material adverse effect on InvestorsBancorp or Investors Subsidiary; and

         -  no regulatory action or injunction prohibiting the merger.

TERMINATION OF THE MERGER AGREEMENT
(see page _____)

         InvestorsBancorp and Investors Subsidiary may mutually agree to terminate the merger agreement at any time prior to its consummation.

MARKET PRICE OF INVESTORSBANCORP COMMON STOCK
(see page _____)

         On March 25, 2003, the day we announced the merger, the last reported trading price of our common stock was $14.40 per share. On _____, 2003, the last reported trading price of our common stock was $____ per share.

                                  INTRODUCTION

         This transaction statement on Schedule 13E-3 is being filed jointly by InvestorsBancorp, Inc., a Wisconsin corporation, Investors Subsidiary, Inc., a Wisconsin corporation and a wholly-owned subsidiary of InvestorsBancorp, George
R. Schonath, Jenn M. Schonath, Emily A. Schonath, Sarah E. Schonath, Thomas Evans, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. In addition, this transaction statement has been filed with the Division of Securities of the Wisconsin Department of Financial Institutions in accordance with the requirements of
Section 6.05 of Chapter DFI of the Wisconsin Administrative Code.

         This transaction statement is being filed in connection with the Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary. A copy of the merger agreement is attached as Appendix A to this transaction statement.

THE PARTIES

INVESTORSBANCORP, INC.

         InvestorsBancorp is a Wisconsin corporation and a registered bank holding company, and was organized on June 12, 1996 to be the holding company of InvestorsBank, a Wisconsin state bank located in Pewaukee, Wisconsin. InvestorsBank commenced business on September 8, 1997. On September 6, 1997, The Middleton Doll Company, which was formerly known as Bando McGlocklin Capital Corporation and was the former principal shareholder of InvestorsBancorp, distributed all of the 880,000 shares of InvestorsBancorp common stock it held to its shareholders. In connection with the distribution, InvestorsBancorp filed a Form 10-SB with the Securities and Exchange Commission to register its shares of common stock under the Securities Exchange Act of 1934.

         InvestorsBancorp's banking subsidiary, InvestorsBank, offers a complete line of financial services to small businesses and individuals in the community of Waukesha and in southeastern Wisconsin. Some of InvestorsBank's additional services are as follows:

         - Pursuant to a management services agreement, InvestorsBank manages the commercial loan and leased properties portfolio of Bando McGlocklin Small Business Lending Corporation, a subsidiary of The Middleton Doll Company;

         - InvestorsBank offers a broad range of deposit services, including checking accounts, money market accounts and certificates of deposit, as well as a full range of short to intermediate term personal and commercial loans;

         - InvestorsBank makes personal loans directly to individuals for various purposes, including first mortgage loans and home equity lines of credit; and

         - InvestorsBank offers credit cards, debit cards, cashier's checks, money orders and traveler's checks.

         InvestorsBancorp's principal executive office is located at W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and its telephone number at that address is (262) 523-1000.

INVESTORS SUBSIDIARY, INC.

         Investors Subsidiary, Inc. is a newly-formed Wisconsin corporation and is a wholly-owned subsidiary of InvestorsBancorp. Investors Subsidiary was organized solely for the purpose of facilitating the merger transaction. In the merger, Investors Subsidiary will merge into InvestorsBancorp, and will cease to exist after the merger. Investors Subsidiary has not conducted any activities other than those incident to its formation, its negotiation and execution of the merger agreement, and its assistance in preparing various SEC and state filings relating to the proposed going private transaction. Investors Subsidiary has no significant assets or liabilities.

         Investors Subsidiary's principal executive office is located at W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and its telephone number at that address is (262) 523-1000.

SCHONATH SHAREHOLDERS

         In addition to InvestorsBancorp and Investors Subsidiary, the Schonath shareholders, some of whom were involved in structuring the transaction and all of whom will remain shareholders, or will continue to own warrants to purchase shares, of InvestorsBancorp following the merger are filing this Rule 13e-3 Transaction Statement on Schedule 13e-3. For more information about the Schonath shareholders, please see "Information About the Directors, Officers and Schonath Shareholders--Information about the Schonath Shareholders" on pages ___ through
___.

THE MERGER

         Pursuant to an Agreement and Plan of Merger dated as of March 25, 2003 by and between InvestorsBancorp and Investors Subsidiary, Investors Subsidiary will merge with and into InvestorsBancorp, with InvestorsBancorp continuing as the surviving corporation. In the merger, each outstanding share of common stock held by the non-continuing shareholders will cease to be outstanding and will be converted into the right to receive from InvestorsBancorp a cash payment in the amount of $14.20. Except for 5,743 shares held in individual retirement accounts by certain of the Schonath shareholders and 5,375 shares held by George Schonath and Jenn Schonath, which will be converted into the right to receive $14.20 per share in the merger, the Schonath shareholders will not receive cash in exchange for their shares of common stock of InvestorsBancorp. Instead, their remaining shares of InvestorsBancorp common stock will continue to represent shares of InvestorsBancorp as the surviving corporation.

         The merger does not require the approval of the shareholders of InvestorsBancorp and InvestorsBancorp is not seeking a shareholder vote in the merger. See "Special Factors--Voting

Requirements." This transaction statement is being disseminated to InvestorsBancorp's shareholders, along with financial information, in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Wisconsin Administrative Code.

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER

         InvestorsBancorp was organized on June 12, 1996, to be the holding company of InvestorsBank, a Wisconsin state bank located in Pewaukee, Wisconsin. On September 6, 1997, the Middleton Doll Company, formerly known as Bando McGlocklin Capital Corporation, the former principal shareholder of InvestorsBancorp, distributed all of the 880,000 shares of InvestorsBancorp it held to its shareholders. In connection with this distribution, InvestorsBancorp filed a Form 10-SB with the Securities and Exchange Commission to register its shares of common stock under the Securities Exchange Act. At the time of the distribution, George Schonath and his affiliates owned 120,000 shares of InvestorsBancorp, representing 12% of our outstanding shares, which shares were initially sold to Mr. Schonath and his affiliates with the approval of the InvestorsBancorp board of directors, with the specific intent that Mr. Schonath hold, directly or indirectly, a substantial equity interest in InvestorsBancorp.

         As an SEC reporting company, we are required to prepare and file with the SEC, among other items, the following:

         -  Annual Reports on Form 10-KSB;

         -  Quarterly Reports on Form 10-QSB; and

         - Proxy Statements and related materials as required by Regulation 14A under the Securities Exchange Act.

         In addition to the burden on management, the costs associated with these reports and other filing obligations comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, costs of printing and mailing the shareholder documents, and word processing, specialized software and filing costs. These registration and reporting related costs have been increasing over the years, and we believe they will continue to increase, particularly as a result of the additional reporting and disclosure obligations imposed on public companies by the recently enacted Sarbanes-Oxley Act of 2002.

         As of July 1, 2003, there were 990,529 shares of InvestorsBancorp common stock issued and outstanding, held by approximately 570 current record shareholders and, to our knowledge, approximately 885 persons who hold their shares in "street name" through brokers or other intermediaries. Of our approximately 1,500 shareholders, InvestorsBancorp believes approximately 85% hold 500 or fewer shares. Our board of directors and management believe that the recurring expense and burden of maintaining so many small shareholder accounts, coupled with the SEC reporting costs outlined above, are not cost efficient for InvestorsBancorp. Going private will allow InvestorsBancorp to avoid these costs and expenses.

         The Schonath shareholders own approximately 60.9% of the outstanding common stock, and 64.3% of the common stock on a fully-diluted basis taking into account outstanding warrants and options to purchase common stock. The board of directors recognizes that, as the controlling shareholders, the Schonath shareholders may have different financial and business goals than those of minority shareholders, in that the Schonath shareholders, who include George Schonath, the Chief Executive

Officer of InvestorsBancorp, may want to focus on the ongoing business operations of the company, while minority shareholders may likely be interested in the rapid growth and subsequent sale of the company.

         There can be many advantages to being a public company, including stock value, stock liquidity, and use of company stock to raise capital or make acquisitions. However, there is a limited market for our common stock, and therefore we have not effectively taken advantage of these benefits. For example, we believe that in recent years the public marketplace has had less interest in public companies with a small market capitalization and a limited amount of securities available for trading in the public marketplace. In recent times, InvestorsBancorp and the Schonath family have been the primary buyers of our stock in response to requests from our market makers. We believe it is highly speculative whether our common stock would ever achieve significant market value with an active and liquid market. In addition, as a result of our limited trading market, we are unlikely to be in a position to use our public company status to raise capital through sales of our common stock in a public offering in the future or to acquire other business entities using our stock as consideration. Moreover, our limited trading market makes it difficult for our shareholders to liquidate their holdings. The cash-out merger will also allow our small shareholders to do so without typical transaction costs. In addition, reducing the shareholder base could allow the company to register for status as a Subchapter S corporation under the Internal Revenue Code. Therefore, our board of directors and management have concluded that the benefits of being a registered public company are substantially outweighed by the burden on management and the expense related to the SEC reporting obligations. Please refer to "--Reasons for the Merger; Fairness of the Merger" for a further discussion of the reasons supporting the merger.

         In December 2000, George Schonath met for lunch with Terry Mather, one of InvestorsBancorp's independent directors, and informally discussed various business matters, including matters concerning InvestorsBancorp. During lunch, Mr. Schonath and Mr. Mather generally discussed, among a number of other business matters, InvestorsBancorp's long-term goals and the lack of liquidity of InvestorsBancorp's common stock. During their conversation, Mr. Mather informed Mr. Schonath that Jon McGlocklin, a current director of InvestorsBancorp, had expressed a desire to sell his shares of InvestorsBancorp common stock, but was concerned about the effect the sale of his stock might have on the market. Mr. Schonath indicated that repurchasing shares from existing shareholders, such as Mr. McGlocklin and Sal Bando, a former director of InvestorsBancorp, could provide liquidity to those shareholders and might be an attractive investment for the company. In addressing the future of the company, Mr. Schonath indicated that, as the holder of a controlling interest in InvestorsBancorp, he would have no interest in selling his shares to an outside party should any third party express an interest in acquiring InvestorsBancorp.

         Following this discussion, Mr. Mather contacted Messrs. Bando and McGlocklin, both of whom indicated that they would like to sell their shares of InvestorsBancorp stock, because they were interested in additional liquidity. As a result, in May 2001, following negotiations among the parties, InvestorsBancorp purchased the approximately 66,000 shares owned by Messrs. Bando and McGlocklin and their family members, at a price of $7.50 per share. In the weeks prior to the purchase, the market price of InvestorsBancorp common stock fluctuated between $6.50 and $7.75 per share. Over approximately the next eighteen months, InvestorsBancorp repurchased additional shares at market prices following contact from market makers in InvestorsBancorp's common stock, as these repurchases also were an attractive use of capital and were economically beneficially to InvestorsBancorp and its remaining shareholders. See "Common Stock Purchase Information--Prior Stock Purchases."

         During this period, Mr. Schonath had not made any determinations with respect to a going private transaction, and he had not discussed his views with respect to any such transaction with InvestorsBancorp, its directors, or management. However, in considering the future of InvestorsBancorp, he did begin to weigh the advantages and disadvantages of InvestorsBancorp continuing as a publicly-traded company with a broad shareholder base against the advantages and disadvantages of becoming a private company and reducing InvestorsBancorp's shareholder base to below 300 shareholders. However, Mr. Schonath took no formal action and did not take any steps toward effecting a going private transaction at this time.

         After observing InvestorsBancorp's performance for some time, in December 2002, Mr. Schonath began to consider seriously the desirability of taking InvestorsBancorp private, noting that the heightened regulation of public companies, as evidenced by the enactment of the Sarbanes-Oxley Act in July 2002, and the imposition of the numerous securities regulations under the act, were factors arguing for effecting a going private transaction at this time. Mr. Schonath noted that a number of public companies had begun considering going private transactions at this time for similar reasons, particularly those that, like InvestorsBancorp, had a large number of shareholders who each owned a small number of shares. In addition, Mr. Schonath noted that the favorable trends in interest rates and the related increase in the availability of subordinated debt and trust preferred financing meant that InvestorsBancorp should be able to acquire the necessary funds to effect a transaction at this time.

         After making his determination that the timing was favorable to explore a going private transaction, Mr. Schonath discussed this possible course of action with the other members of management, who agreed that the reporting burdens and potential liability associated with being a public company may be detracting from InvestorsBancorp's ability to focus on its long-term goals and growth, and therefore agreed that a going-private transaction should be explored at this time. Accordingly, in December 2002, members of management contacted attorneys from Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, legal counsel to InvestorsBancorp, to discuss generally the logistics of going private.

         In January 2003, Howe Barnes Investments, Inc., who had in the past acted as market makers in InvestorsBancorp's common stock, was contacted with respect to the possibility of Howe Barnes acting as a financial advisor in connection with a going-private transaction and the performance of a valuation of InvestorsBancorp's stock. Additionally, a representative of Keefe, Bruyette & Woods, Inc. met with Mr. Schonath at InvestorsBancorp's offices for the same purpose. Also in January, acting on a referral, InvestorsBancorp contacted Wipfli Ullrich Bertleson LLP, a Wisconsin-based financial advisory firm, as a potential financial advisor. On January 23, 2003, Mr. Schonath and Greg Mieske, our Vice President - Operations, met with representatives of Howe Barnes and Keefe, Bruyette & Woods, to discuss alternative methods for a going private transaction. A subsequent, similar meeting was also held with representatives of Wipfli. In beginning to evaluate a going-private transaction, management recognized the need to effectuate a transaction in a cost-efficient manner, as well as the need to adequately compensate shareholders of InvestorsBancorp who would no longer continue to be shareholders after the going-private transaction was completed. Following those meetings, Mr. Schonath had several follow-up discussions by telephone with each prospective financial advisor.

         At a meeting held on February 18, 2003, the board of directors met with counsel to consider the commencement of a going private transaction. At this meeting, Mr. Schonath discussed with the board the idea of pursuing a going private transaction that would result in the Schonath shareholders surviving as the sole shareholders of InvestorsBancorp, outlining and discussing with the board the benefits of such a transaction, including the decreased costs to the company as a result of eliminating SEC reporting requirements, the benefit to shareholders of immediate liquidity for their common stock, and the benefits to the Schonath shareholders, who had, since the company went public in 1997, always retained a significant position as shareholders, of being able to focus on the business direction of InvestorsBank. Mr. Schonath indicated that a primary goal of his was to retain ownership and control of

InvestorsBancorp, and that therefore he would be unwilling to sell his controlling interest in InvestorsBancorp in the event that any third party sought to acquire the company.

         At this meeting, Mr. Schonath informed the board of the various discussions he and Mr. Mieske had with the prospective financial advisors. In the course of relaying these discussions to the board, Mr. Schonath outlined the proposals made by each of the three potential financial advisors, and indicated that, in his opinion, all three advisors had proposed using largely the same valuation analysis. In particular, all three potential advisors had indicated that they would value the stock on a going-concern basis, and each would use methodologies based on InvestorsBancorp's historical trading price, comparable transactions, and comparable companies. In addition, Howe Barnes and Keefe Bruyette & Woods had offered to assist InvestorsBancorp in locating subordinated debt or trust preferred securities offerings to help finance a transaction. Because, in his opinion, the three advisors had substantially the same level of expertise, and would be performing the same types of analyses, Mr. Schonath recommended that Wipfli be retained to perform a valuation of InvestorsBancorp's common stock, because their proposal indicated that they would be able to do so at a lower cost to the company, thereby retaining cash that could be paid to non-continuing shareholders as well as retained in the company for future operations. In addition, Mr. Schonath felt that Wipfli's presence in and experience with InvestorsBancorp's market area would be of greater service to InvestorsBancorp, as opposed to Howe Barnes and Keefe Bruyette & Woods, both of whom have a larger, regional focus. The board discussed at length the qualifications and recommendations of each of the three prospective financial advisors and considered Mr. Schonath's recommendations. During its consideration, the board discussed and reviewed the proposals as relayed to them by Mr. Schonath. The independent board members did not meet separately with any of the proposed financial advisors, did not consider any advisors other than the three contacted by Mr. Schonath, and, aside from the review at the February 18 meeting, did not separately evaluate the financial advisors' proposals. However, the board did carefully consider the proposals presented at the meeting, noting that the proposed advisors all had expertise in Midwest bank holding company transactions, and further noting that the straightforward nature of the proposed transaction meant that the proposals would generally encompass the same or similar analyses based on trading price, comparable transactions and comparable companies, which analyses are standard for these types of transactions. Accordingly, the board did not feel the need to conduct a more extensive search than that already conducted by Mr. Schonath together with management and the legal advisors.

         Also at this meeting, attorneys from Barack Ferrazzano presented to the board of directors a number of issues associated with a going private transaction, including alternative methods of structuring the transaction, the methods of financing the transaction, the possible need for approval of the transaction by the Board of Governors of the Federal Reserve System and other banking regulatory authorities, and the necessity of making SEC filings in connection with the transaction. In addition, counsel discussed at length the various voting provisions under Wisconsin law that would be applicable to a going-private merger transaction, including the following:

         - Generally, the merger of InvestorsBancorp with a wholly owned subsidiary does not require shareholder consent.

         - Under Wisconsin's "fair price" provisions, certain "business combinations" not meeting specified price standards must be approved by the vote of at least 80% of the outstanding voting shares of InvestorsBancorp voting together as a class and by 2/3 of the votes entitled to be cast by shareholders other than the Schonath shareholders. The fair price provisions are not applicable to parent/subsidiary mergers.

         - Under Wisconsin's "interested shareholder" provisions, certain business combinations with an "interested shareholder" may require approval of a majority of InvestorsBancorp's outstanding voting shares, other than those held by the Schonath shareholders, unless certain price considerations are met. Because the Schonath family's initial 12% ownership interest in InvestorsBancorp was approved by the Board of Directors of InvestorsBancorp, shareholder consent is not required for the merger under the "interested shareholder" provisions.

         For a further discussion of the voting requirements under Wisconsin law, please see "--Voting Requirements" below.

         At the February 18 meeting, the board considered whether, if it determined that a going private transaction was in the best interests of its shareholders and if it determined that a merger was the appropriate structure, such a merger should be structured as a merger with a newly-created wholly-owned subsidiary or a merger with a stand-alone corporation owned by the Schonath shareholders. The board considered that a merger with a stand-alone corporation would require approval of InvestorsBancorp's shareholders, which in turn would require InvestorsBancorp to file a proxy statement and solicit shareholder votes on the transaction. In considering a parent/subsidiary merger, the board considered that, although a parent/subsidiary merger would require the distribution of a transaction statement on Schedule 13e-3 to InvestorsBancorp's shareholders, and the filing of the transaction statement with the SEC, a parent/subsidiary merger would not require shareholder approval, allowing the transaction to be consummated in a timelier and more cost-efficient manner.

         In addition to the merger structure, management and the board considered and evaluated other possible means of effectuating a transaction. Because a primary focus of the going-private transaction would be to consolidate ownership in the Schonath shareholders, and because management and the board of directors were aware that a transaction could be effected only with the approval and support of the Schonath shareholders, as majority holders of InvestorsBancorp's common stock, the alternatives were discussed with and considered by the Schonath shareholders as well. The alternatives considered by all parties were as follows:

         - An open-market share repurchase. The board felt that a share repurchase in the open market was a less efficient use of capital, and was uncertain as to whether this method would result in the company being able to acquire the entire stock holdings from a sufficient number of record shareholders to accomplish the going private objective.

         - A self tender offer. In a self tender offer, InvestorsBancorp would make an offer to all shareholders to purchase a specified number of shares of stock, either within a specified price range or at a fixed price. The board felt that a tender offer would be more expensive than a cash-out merger, could take many months to complete, and again would provide no assurance that a sufficient number of shareholders would tender their shares. If the tender offer was not successful to reduce the number of shareholders, the company would then likely have to conduct a second step merger to complete the going private transaction, which would add to the cost and length of the transaction. The board considered an odd-lot tender offer for holders of fewer than 100 shares; however, even if all shareholders holding fewer than 100 shares tendered, the transaction would not achieve the stated goal of reducing the number of record shareholders to below 300, and would not achieve the goal of consolidating ownership in the Schonath shareholders.

         - A reverse stock split. In a reverse stock split, InvestorsBancorp, through an amendment to its Articles of Incorporation, would reduce the number of issued and outstanding shares of common stock, such that shareholders owning a certain number of shares would own less than one full share of InvestorsBancorp common stock, and InvestorsBancorp would distribute cash for the resulting fractional share interests. Because a reverse stock split would require an amendment to InvestorsBancorp's Articles of Incorporation and would therefore require the vote of InvestorsBancorp's shareholders in order to be effectuated, this method would be more expensive and could take longer to complete than a merger with a wholly-owned subsidiary, which does not require approval under Wisconsin law. In addition, a reverse stock split would not accomplish the goal of consolidating ownership in the Schonath shareholders, because some of the Schonath shareholders individually have small stock holdings and would therefore be cashed out in the transaction.

         Because they felt that they could achieve a going private transaction with the support of the board and the company, the Schonath shareholders did not independently consider any alternatives other than those set forth above.

         Also at the February 18 meeting, the board of directors, in evaluating the going-private transaction proposed by Mr. Schonath, considered the formation of a special committee of the board of directors for the purpose of evaluating and pursuing a transaction. The board recognized that the interests of the non-continuing shareholders and the Schonath shareholders are different and possibly in conflict. The non-continuing shareholders may wish to remain shareholders of a public company and, in the merger, may have the goal of obtaining the highest value for their shares, while the Schonath shareholders, as continuing shareholders, may have the goal of retaining cash for the future operation of InvestorsBancorp. However, InvestorsBancorp's board of directors is comprised of five individuals, four of whom are fully independent and only two of whom hold any common stock, the aggregate amount of which is relatively insignificant in that it amounts to less than 1% of the outstanding shares. In addition, Mr. Schonath made clear to the rest of the board that he was willing, given his potential and actual divergent interests in the transaction, to recuse himself from any director vote with respect to the transaction. Because the four independent board members did not have any conflict of interest with respect to the transaction, the board felt that it could adequately evaluate the transaction, taking into account the interests of shareholders who would be cashed out in the transaction, without forming a separate committee, which, if formed, would likely have included all four independent directors in any event. With respect to the retention of an independent representative to act solely on behalf of the non-continuing shareholders, the board did not feel such a representative was warranted or customary, given that the board intended to obtain a valuation from an independent advisor that would assess the going-concern value of InvestorsBancorp, which would allow InvestorsBancorp to fairly compensate the non-continuing shareholders.

         At the February 18 meeting, after considering the presentation by Mr. Schonath and evaluating the alternative going private transaction structures presented by counsel, the board approved a resolution authorizing management to proceed with its investigation of a cash-out parent/subsidiary merger, including retaining Wipfli to conduct a valuation of the company, exploring funding opportunities and engaging in discussions with the Federal Reserve regarding whether any regulatory approval may be required. Mr. Schonath, because of his position as a Schonath shareholder, abstained from voting on this resolution, and all other directors voted in favor of the resolution.

         On February 21, 2003, InvestorsBancorp retained Wipfli as its financial advisor to provide it with a valuation of InvestorsBancorp's common stock, pursuant to the resolutions adopted at the February 18 board meeting.

         Based on its preliminary analyses, InvestorsBancorp anticipated that the purchase of the shares of common stock held by the non-continuing shareholders would total approximately $6.0 million, based on its rough estimation of cashing out approximately 400,000 shareholders at $15.00 per share, an amount that the company felt, outside of any consultation with any financial or other advisor and considering

InvestorsBancorp's trading price and book value, was likely to be the maximum per share consideration. This estimate did not take into account any fees and expenses associated with the going private transaction. Although InvestorsBancorp considered funding a portion of the transaction expenses with a dividend from its banking subsidiary, InvestorsBank, it determined that this method would not be preferable, as the current availability of subordinated debt financing meant that the company could fund the full transaction at a favorable rate. After reviewing the marketplace for the best available offering, InvestorsBancorp determined to fund the proposed stock repurchase with $5.0 million of subordinated debt raised in an offering through Citigroup Global Markets Inc., formerly Salomon Smith Barney Inc., as placement agent, and $1.0 million of new capital contributed to InvestorsBancorp by certain of the Schonath shareholders through the purchase of newly-issued common stock at a price equal to the price per share to be paid to shareholders in the going private transaction. The $1.0 million investment would, in addition to providing funds necessary to consummate the merger, satisfy the capitalization condition for InvestorsBancorp's participation in the subordinated debt offering. On February 21, InvestorsBancorp entered into an engagement letter with Citigroup Global Markets relating to the subordinated debt offering, and on March 4 the board adopted resolutions by unanimous written consent authorizing the issuance of the subordinated debt securities and the execution of the related documents. See "--Financing of the Merger" below. In determining to participate in the subordinated debt offering at this time, the board took into account that the interest rate on the debt securities was favorable to InvestorsBancorp, and determined that the proceeds could be used as working capital in the event the going-private transaction did not proceed.

         The board of directors again met with counsel on March 11, 2003, to further discuss the proposed going private transaction. At this meeting, the board again reviewed the proposed structure of the transaction and discussed the proposed financing of the merger, including the subordinated debt offering and the $1.0 million common stock subscription, which the board approved at this time. In addition, the board discussed materials to be presented to the Federal Reserve in connection with the proposed transaction, copies of which had been provided to the board in advance of the meeting. Based on counsel's review of the applicable regulations, the board believed that InvestorsBancorp would not be required to seek the approval of the Federal Reserve in connection with the proposed transaction, but InvestorsBancorp felt that a meeting with the Federal Reserve would be desirable in order to ensure their comfort with the transaction. The board also reviewed a draft merger agreement that had been prepared by counsel and provided to the board in advance of the meeting, which included the terms and conditions under which a newly-formed, wholly-owned subsidiary of InvestorsBancorp would be merged with and into InvestorsBancorp. Also at the meeting, a representative of Wipfli made a presentation to the board to explain to the full board the valuation methods that would be used in assessing the value of InvestorsBancorp's common stock.

         On March 17, 2003, InvestorsBancorp, together with counsel, met with representatives of the Federal Reserve to initiate discussions regarding the proposed going private transaction and disclosed to the Federal Reserve pro forma capital and financial information prepared by management of InvestorsBancorp and plans regarding control of InvestorsBancorp by the Schonath shareholders following the transaction. The pro forma capital information provided set forth the estimated and pro forma levels of Tier 1 capital and various capital ratios for each of InvestorsBank and InvestorsBancorp, in each case illustrating that the companies expected to continue to be "well capitalized," as defined by the relevant regulatory standards, following the proposed transaction. In addition, InvestorsBancorp prepared a historical income statement and budget spreadsheet for use by the Federal Reserve. This information was prepared by InvestorsBancorp's management solely to help the Federal Reserve understand the proposed transaction, although copies of this information were provided to the board in draft form prior to the board's March 11 meeting.

         On March 19, 2003, in contemplation of the proposed merger, Investors Subsidiary was formed under Wisconsin law as a wholly-owned subsidiary of InvestorsBancorp.

         On March 25, 2003, the board of directors again met to consider the proposed transaction. At this meeting, the board discussed the status of the subordinated debt offering, which was expected to price in the coming days, and the infusion of $1.0 million in capital by the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust. Counsel discussed the results of its meeting with the Federal Reserve, and informed the board that the Federal Reserve had requested additional information about the Schonath shareholders that would be holding the company's stock following the merger. Counsel indicated that they were working with the Schonath shareholders to comply with this request. Counsel also summarized the key terms of the proposed transaction, and discussed at length with the board the alternative structures for cash-out mergers and the voting requirements and appraisal rights under Wisconsin law, including the fact that, under Wisconsin law, a parent/subsidiary merger would not require a shareholder vote, nor would it entitle shareholders to an appraisal remedy. However, the board felt that the parent/subsidiary merger remained the best alternative to conduct the going private transaction and would adequately protect the interests of the shareholders, including the non-continuing shareholders, in light of a number of reasons, including the following:

         - the numerous benefits to going private as compared to remaining a public company;

         -  the relative cost-effectiveness of a parent/subsidiary merger;

         - the fact that a parent/subsidiary merger might be consummated much more quickly than the other alternatives available to the company, thereby enabling the shareholders to receive value for their shares more quickly; and

         - the fact that the company was obtaining a valuation of the fair value of the company as a going concern from an independent third party with expertise in valuing the common stock of financial institutions, and fair value is the statutory standard of value that would apply if shareholders were entitled to appraisal rights.

         See "--Voting Requirements" and "--Appraisal Rights" below.

         After the legal presentation, Wipfli made its financial presentation, informing the board that, after considering all relevant factors, in its opinion, the fair value of InvestorsBancorp as a going concern was approximately $14.5 million, or $13.71 per share as of January 3, 2003, and approximately $15.0 million, or $14.20 per share as of March 19, 2003, a date close in time to the board's consideration of the transaction. When first retained, Wipfli chose to conduct its initial evaluation based on the readily-available December 31, 2002, financials of InvestorsBancorp. The March 19 valuation was conducted in order to update the January 3, 2003, analysis to March 19, 2003, a date closer in time to the board's consideration of the transaction, which was scheduled to take place on March 25, 2003. The March 19, 2003, valuation took into account newly-available information, including updating the guideline companies' 30-day average closing prices through March 19, accounting for the guideline companies' increase in book value for estimated earnings through March 19, and accounting for the increase in the book value of InvestorsBancorp for estimated earnings through March 19. The board did not feel that any further updating of the valuation would be necessary for the transaction, as the proposed transaction was publicly announced on March 26, shortly after the second valuation was made, and any trades of InvestorsBancorp common stock based on the announced price would have the result of skewing the analysis. For further information on the valuations, see "Valuation of Financial Advisor" below. In preparing its valuation, Wipfli was provided with historical information regarding the company by management, including audited financial statements. Although the board did not review the package of information provided to Wipfli, the board had reviewed this information in the past, and management had no reason to doubt the accuracy or completeness of the information provided to Wipfli.

         The Wipfli valuation is not a fairness opinion. The board believed that Wipfli's valuation, in that it assessed the fair value of InvestorsBancorp as a going concern, adequately balanced the interests of both the non-continuing shareholders and the shareholders who would remain shareholders after the merger, and therefore felt that the Wipfli valuation was appropriate under the circumstances.

         After considering all relevant factors, the board approved a resolution to enter into the merger agreement, a revised draft of which had been provided to the directors in advance of the meeting, and to proceed with the cash-out merger under the terms of the merger agreement, which included setting the value of the cash merger consideration to be paid to the non-continuing shareholders at $14.20 per share. The board settled on this value based in part on Wipfli's assessment of the fair value of InvestorsBancorp, as determined under Wisconsin's statutorily accepted standard of fair value, and based also on InvestorsBancorp's book value. Once again, Mr. Schonath recused himself from the vote, and all of the independent directors voted unanimously to approve the transaction.

         The board did not consider any alternatives to a going private transaction to be viable options for InvestorsBancorp. The board rejected pursuing a possible sale of InvestorsBancorp, as no firm offers had been presented to the board and no determination had been made that such a sale would be in the best interest of the shareholders. In addition, because Mr. Schonath had in the past made clear that he would be unwilling to sell control of InvestorsBancorp to a third party, the board was aware that no sale to an outside party could have a reasonable expectation of being completed, and therefore felt that attempting to solicit any indications of interest would be a waste of time and would incur unnecessary expense. Moreover, the board did not view a sale as an alternative that could achieve the benefits of a going private transaction, including providing liquidity for those shareholders being paid cash in the merger while allowing the Schonath shareholders to retain their position as controlling shareholders of InvestorsBancorp. In addition, the board noted that the public announcement of the transaction and the merger consideration would give any interested third parties the opportunity to propose a business transaction, and that the merger agreement did not prohibit InvestorsBancorp or the board from engaging in any discussions with interested parties, therefore giving the board an opportunity to evaluate any transaction should one be proposed.

         Further, because the Schonath shareholders, who collectively own a majority of InvestorsBancorp common stock, had come to the conclusion that they wanted to take the company private in order to, among the other reasons discussed in this transaction statement, eliminate the costs and reporting obligations associated with being a public company, the board did not consider continuing InvestorsBancorp as an independent publicly-owned going concern to be a viable option for the company.

         Because the board, composed of four fully independent directors in addition to Mr. Schonath, who excused himself from voting on the transaction, carefully evaluated the merits of the going-private transaction, carefully considered the available methods of completing such a transaction, determined that any alternatives, such as selling to a third party or remaining public, were not viable, and determined that it was reasonable to rely on a valuation of an established and independent valuation advisor with experience in InvestorsBancorp's market area, the board considered that it was acting in the best interests of all of the shareholders of InvestorsBancorp, including the non-continuing shareholders, in approving the transaction.

         Also on March 25, in connection with raising the financing necessary for the merger, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust purchased a total of 70,422 shares of newly-issued common stock of InvestorsBancorp for $14.20 per share, or aggregate consideration of approximately $1.0 million. The purchase of these shares provided an additional $1.0 million of capital that would be used to help finance the going-private merger, and also satisfied the capitalization conditions for InvestorsBancorp's participation in the $5.0 million private offering of subordinated debt securities through Citigroup Global Markets, the proceeds of which would also be used to effectuate the proposed merger.

         InvestorsBancorp publicly announced the proposed merger on March 26, 2003.

         On March 31, 2003, in anticipation of the merger, Mr. Schonath cashed in his existing stock options by (a) exercising each of the options, and (b) immediately reselling the securities back to the company at a price equal to the $14.20 merger consideration. The number of shares subject to each of his options, and their exercise prices, were as follows:

Number of Shares         Exercise Price
----------------         --------------
      4,150                  $ 6.75
      4,400                  $ 7.00
      5,940                  $10.10

         The effect of Mr. Schonath's actions to cash in his stock options is the same as the treatment he would have received pursuant to the merger agreement. See "Material Terms of the Merger--The Merger Agreement--Stock Options and Warrants."

         On April 16, 2003, Wipfli provided a corrected valuation to the board, which indicated that the fair value of InvestorsBancorp as a going concern as of January 3, 2003 was approximately $14.1 million, or $13.37 per share. This correction was required because two mistakes were inadvertently included in the underlying analyses. Wipfli had inadvertently used an incorrect price-to-book value multiple in the guideline companies' method, and had also incorrectly calculated one of the guideline company's price-to-book value multiple. The corrected valuation had no effect on the conclusion as to the fair value of InvestorsBancorp as of March 19, 2003.

         Effective on June 30, 2003, the Schonath Family Partnership, a limited partnership that held 132,943 shares of common stock of InvestorsBancorp and warrants to purchase an additional 105,000 shares, distributed all of its shares of common stock and the warrants to its general and limited partners, all of whom are Schonath shareholders, on a pro-rata basis.

REASONS FOR THE MERGER; FAIRNESS OF THE MERGER

INVESTORSBANCORP'S REASONS FOR THE MERGER

         InvestorsBancorp's reasons for the merger include the following:

         - we will realize cost savings in an estimated amount of $115,000 annually by eliminating the requirement to make periodic public reports and reducing the expenses of shareholder communications, including printing, postage, data entry, stock transfer and other administrative expenses, necessitated by a large group of shareholders that hold a small interest in the outstanding shares of common stock;

         - in the board of directors' judgment, no justification exists for the continuing direct and indirect costs of registration with the SEC, which costs have recently increased as a result of heightened government oversight, given the low trading volume in our common stock and the fact that approximately 85% of our shareholders hold 500 or fewer shares, and given that our earnings are sufficient to support growth and we therefore do not depend on raising capital in the public market;

         - because of the current interest rate trends, InvestorsBancorp was able to obtain favorable subordinated debt financing to effect a transaction at this time, and this favorable financing may not be available in the future;

         - the merger allows the non-continuing shareholders to receive cash for their shares in an illiquid market, in which the primary available buyers have been the Schonath family and InvestorsBancorp;

         - the merger proposal allows the non-continuing shareholders to realize what our board has determined to be a fair value for their investment in InvestorsBancorp at a price that represents a 5.72% premium over the average market price of our common stock during the month prior and a 6.79% premium in the 60 days prior to the public announcement of our plans to take InvestorsBancorp private;

         - operating as a private company will allow management to better focus its efforts on the operations of InvestorsBank, our banking subsidiary, as a result of the reduced burden on management arising from the significant reduction in the number of shareholders and the elimination of the increasingly stringent SEC reporting requirements, which will benefit our customers and the communities in which we operate;

         - the merger proposal allows us to go private, and allows the non-continuing shareholders to receive fair value and liquidity for their shares in the quickest and most cost-effective manner, particularly given the possible ineffectiveness and inefficiencies of a tender offer, a reverse stock split, or an open market share repurchase; and

         - because, after evaluating InvestorsBancorp's recent performance and management's expectations as to future performance, the board considered it likely that a transaction could be completed at a lower cost now than if InvestorsBancorp were to wait, and that therefore a transaction conducted at this time had the greatest likelihood of being completed.

         We considered that some shareholders may prefer to continue as shareholders of InvestorsBancorp as a public company, which is a factor weighing against the going private merger. However, we believe that the disadvantages of remaining a public company outweigh any advantages. We have no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for such acquisition. Accordingly, we are not likely to make use of any advantage that our status as a public company may offer.

         In addition, we noted that the $14.20 merger consideration was slightly below the $14.40 trading price of our common stock on the day the board determined the $14.20 per share price and we entered into the merger agreement. However, given that this was the only time since our public offering that our high closing price exceeded $14.00, and given the low trading volume in our common stock, we did not believe this aberration is an accurate indication of the value our shareholders could expect to receive in the future, and therefore, determined that this should not affect our decision to pursue the merger at this time at the $14.20 price. See "--Valuation of Financial Advisor" above.

         In view of the wide variety of factors considered in connection with their evaluation of the merger, our board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching their determinations.

         The merger, if consummated, will have different effects on the non-continuing shareholders and the Schonath shareholders. You should read the discussions under "--InvestorsBancorp's Position as to the Fairness of the Merger" and "--Effects of the Merger on Shareholders of InvestorsBancorp" for more information regarding these effects of the merger.

         InvestorsBancorp considered various alternative transactions to accomplish the proposed going-private transaction, but ultimately elected to proceed with the cash-out merger described in this transaction statement. For a description of the alternatives considered by the board and the reasons for structuring the transaction, please see "--Background of the Merger" and "--Purpose and Structure of the Merger."

INVESTORSBANCORP'S POSITION AS TO THE FAIRNESS OF THE MERGER

         Based on a careful review of the facts and circumstances relating to the merger, the board of directors of InvestorsBancorp believes that the merger and the terms and provisions of the merger agreement, including the merger consideration to be paid to the non-continuing shareholders, are substantively and procedurally fair to its shareholders, including the non-continuing shareholders. With the exception of George Schonath, who abstained from voting on the transaction because of his interest as a Schonath shareholder, the board of directors of InvestorsBancorp unanimously approved the merger.

         In concluding that the merger and the terms and conditions of the merger agreement, including the consideration to be paid to the non-continuing shareholders, are substantively fair to the shareholders of InvestorsBancorp, including the non-continuing shareholders, the board of directors considered a number of factors. The factors that InvestorsBancorp's board of directors considered positive for all of its shareholders, including the non-continuing shareholders, included the following:

         - the fact that the cash price of $14.20 offered in the merger represents a 5.72% premium over our 30-day average trading price and a 6.79% premium over our 60-day average trading price prior to March 26, 2003, the day we announced the merger, although our board acknowledges that, given the relatively low number of trades in our common stock, market price is not necessarily the most applicable measure of our fair value;

         - the fact that the cash price of $14.20 represents a 38% premium over our book value of our common stock as of February 28, 2003; and

         - the fact that the common stock of InvestorsBancorp trades infrequently, with reported trades occurring on only 119 days in the 12 months prior to the public announcement of the proposed merger with an average trading volume of approximately 1,200 shares per day, or approximately 0.1% of our outstanding common stock, a volume that the board felt did not provide sufficient liquidity for its shareholders, particularly as a large volume of these trades, representing a total of approximately 25,000 shares, were the result of transactions effected by the Schonath shareholders.

         In addition to the positive factors applicable to all InvestorsBancorp shareholders set forth above, the factors that the board of directors considered positive for the non-continuing shareholders included:

         - the fact that the merger consideration is all cash, which provides certainty of value to those shareholders and immediate liquidity for them; and

         - the fact that no brokerage or other transaction costs are to be incurred by them.

         In addition to the positive factors applicable to all InvestorsBancorp shareholders set forth above, the factors that the board of directors considered positive for the Schonath shareholders included:

         - the fact that they will continue to have the opportunity to participate in the future growth and earnings of InvestorsBancorp;

         - the fact that they will realize the potential benefits of termination of registration of the common stock, including reduced expenses as a result of no longer needing to comply with SEC reporting requirements; and

         - the fact that they will realize the potential tax benefits of InvestorsBancorp as a Subchapter S corporation beginning in 2004.

         The InvestorsBancorp board considered each of the foregoing factors to weigh in favor of the substantive fairness of the merger to all shareholders, including the non-continuing shareholders.

         The board is aware of, and has considered, the impact of certain potentially countervailing factors on the substantive fairness of the merger. In particular, the factors that the InvestorsBancorp board of directors considered as potentially negative for the non-continuing shareholders included:

         - the fact that the merger consideration was slightly below the closing price of our common stock on the day we entered into the merger agreement; however, as noted, the board believes that the lack of liquidity of our common stock makes market price an unreliable indicator of our true fair value, particularly the market price on a single day as opposed to over a longer period, and additionally notes that, under Wisconsin law, the courts have not equated "fair value" to "fair market value," particularly in situations where there is not an established market for the common stock;

         - the fact that they will not have the opportunity to participate in any future growth and earnings of InvestorsBancorp; and

         - the fact that they will be required to pay income tax on the receipt of cash in the merger.

         The factors that the InvestorsBancorp board of directors considered as potentially negative for the Schonath shareholders included:

         - the fact that, upon the effectiveness of an election to qualify under Subchapter S of the Internal Revenue Code, the Schonath shareholders will have tax liability based on their pro rata share of InvestorsBancorp's income, but InvestorsBancorp may not be able to pay the Schonath shareholders a dividend in an amount sufficient to satisfy their respective tax liabilities; and

         - the fact that the Schonath shareholders, following the merger and the Subchapter S election, will have restrictions on their ability to transfer their shares of InvestorsBancorp common stock, and there will not be a public market for InvestorsBancorp common stock.

         Our board of directors believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall substantive fairness of the merger to all shareholders, including the non-continuing shareholders, and that the foregoing factors are outweighed by, the positive factors previously described.

         We believe that the merger is procedurally fair to our shareholders, including the non-continuing shareholders. In concluding that the merger and the terms and conditions of the merger agreement, including the consideration to be paid to the non-continuing shareholders, are procedurally fair to the shareholders of InvestorsBancorp, including the non-continuing shareholders, the board of directors considered a number of factors. The factors that InvestorsBancorp's board of directors considered positive for all of its shareholders, including the non-continuing shareholders, included the following:

         - the fact that the merger is being effected in accordance with all applicable requirements of Wisconsin law, including the applicable "fair price" provisions of its merger statutes;

         - the fact that, with the exception of George Schonath, the board of directors is comprised entirely of independent persons, two of whom own no shares and two of whom would be cashed out in the merger, and all of whom were not employed or otherwise controlled by InvestorsBancorp, and, accordingly, there was no need to form a special committee or retain any unaffiliated representative(s) to represent the shareholders who would be cashed out in the merger, as the board was able to adequately balance the competing interests of the non-continuing shareholders and the Schonath shareholders;

         - the fact that George Schonath recused himself from voting on any matter with respect to the going-private transaction;

         - the fact that the board obtained a valuation from an independent third party concerning InvestorsBancorp and its common stock, and the board imposed no limitations upon Wipfli with respect to the investigation made or procedures followed in rendering its valuation of the common stock;

         - the fact that the board retained and received advice from legal counsel in evaluating the terms of the going private transaction and the merger agreement;

         - the fact that management and the board considered alternative methods of effecting a going-private transaction, each of which was determined to be impractical, more expensive than the merger, or potentially ineffective in achieving the goals of providing liquidity and value to the non-continuing shareholders as soon as possible, eliminating the costs and burdens of public company status and allowing the Schonath shareholders to acquire control of all of the outstanding shares; and

         - the fact that InvestorsBancorp had undertaken the necessary actions in order to finance the going-private transaction.

         The board of directors considered each of the foregoing factors to weigh in favor of the procedural fairness of the merger to all shareholders, including the non-continuing shareholders.

         The board is aware of, and has considered, the impact of the following potentially countervailing factors on the procedural fairness of the merger:

         - although the interests of the Schonath shareholders are different from the interests of the non-continuing shareholders and may create actual or potential conflicts of interest in connection with the merger, the board did not retain an independent representative to act solely on behalf of the non-continuing shareholders for the purpose of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger proposal solely as to non-continuing shareholders;

         - InvestorsBancorp did not solicit any outside expressions of interest in acquiring the Company; however, the board considered any such evaluation a waste of corporate time and resources, given that Mr. Schonath, who controls over 60% of the voting stock, had unequivocally informed our board of directors that he would not sell to a third party;

         - the merger does not require the approval of the shareholders of InvestorsBancorp; however, after consideration of the positive factors described above, the board of directors believes that the transaction is both substantively and procedurally fair notwithstanding the absence of a shareholder approval requirement; and

         - the shareholders of InvestorsBancorp are not entitled to appraisal rights in connection with the merger; however, the board noted that the $14.20 per share merger consideration was based on our financial advisor's determination of our "fair value," which is the statutory standard of value that would be applicable if dissenting shareholders were entitled to appraisal rights, and, in addition, the non-continuing shareholders would be able to pursue all available remedies under applicable law to the extent they wished to do so.

         The board of directors believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall procedural fairness of the merger to all shareholders, including the non-continuing shareholders, and the foregoing factors are outweighed by, the procedural safeguards previously described. In particular, with reference to the lack of a special committee or independent advisor, the board noted that four of the five board members were fully independent, that the non-independent board member recused himself from voting on any matter with respect to the transaction and that the board obtained a valuation from an independent advisor who determined the fair value of InvestorsBancorp based on Wisconsin's statutorily accepted definition of fair value, and felt that these procedural safeguards were sufficient and therefore made it unnecessary to form a special committee or retain an independent fairness advisor.

         We therefore believe that the merger is substantively and procedurally fair to our shareholders, including the non-continuing shareholders, for the reasons and factors described above. In reaching this determination, we have not assigned specific weights to particular factors, and we considered all factors as a whole. None of the factors that we considered led us to believe that the merger is unfair to our shareholders, including the non-continuing shareholders.

         No firm offers have been made by an unaffiliated person during the preceding two years for the merger or consolidation of InvestorsBancorp with or into such person, the sale or other transfer of all or any substantial part of the assets of InvestorsBancorp, or the purchase of a number of shares of common stock that would enable the holder thereof to exercise control of InvestorsBancorp.

         In determining the independent going concern valuation of InvestorsBancorp for purposes of determining the fairness of the merger, we relied upon the financial analyses performed by Wipfli, which, in calculating InvestorsBancorp's going concern value, took into account current and historical market prices, including prices paid in previous purchases by the Schonath shareholders, net book value, going concern value and liquidation value. Wipfli's analyses are summarized in "Special Factors--Valuation of

Common Stock." In determining the fairness of the merger, we have adopted the analyses and conclusions of Wipfli.

         None of InvestorsBancorp, the Schonath shareholders, or any of the members of our board of directors received any reports, opinions or appraisals from any outside party relating to the merger or the fairness of the merger consideration to be received by our shareholders, other than those received from Wipfli.

         InvestorsBancorp has not made any provision in connection with the merger to grant unaffiliated shareholders access to InvestorsBancorp's corporate files or to obtain counsel or appraisal services at InvestorsBancorp's expense, or to structure the merger so as to require the approval of the shareholders of InvestorsBancorp. With respect to non-continuing shareholders' access to InvestorsBancorp's corporate files, the board of directors determined that this transaction statement, together with its other filings with the SEC, provide adequate information for non-continuing and unaffiliated shareholders. With respect to obtaining counsel or appraisal services solely for non-continuing shareholders at InvestorsBancorp's expense, the board did not consider these necessary or customary. The board of directors also considered the fact that under Wisconsin corporate law, and subject to certain conditions set forth under Wisconsin law, shareholders have the right to review InvestorsBancorp's relevant books and records of account.

INVESTORS SUBSIDIARY'S REASONS FOR THE MERGER

         Investors Subsidiary serves exclusively as the acquisition entity by which the Schonath shareholders will take InvestorsBancorp private. Investors Subsidiary's reasons for engaging in the merger transaction are the same as those of InvestorsBancorp, its sole shareholder. See "--InvestorsBancorp's Reasons for the Merger."

INVESTORS SUBSIDIARY'S POSITION AS TO THE FAIRNESS OF THE MERGER

         Investors Subsidiary's sole director believes that the merger is fair to, and in the best interests of, each of InvestorsBancorp's shareholders, including the non-continuing shareholders. In reaching this conclusion, Investors Subsidiary's director relied upon the factors considered by and the analyses and conclusions of the InvestorsBancorp board of directors, as well as the analysis and conclusions of InvestorsBancorp's financial advisor, Wipfli, and Investors Subsidiary adopts such analyses and conclusions as its own. See "--InvestorsBancorp's Position as to the Fairness of the Merger." The merger agreement has been approved by Investors Subsidiary's sole director.

THE SCHONATH SHAREHOLDERS' REASONS FOR THE MERGER

         The Schonath shareholders' primary reason for the merger is to take InvestorsBancorp private and become the sole shareholders of the company. As the controlling shareholders of InvestorsBancorp, with an approximate 60.9% interest of the outstanding common stock, and an approximate 64.3% interest on a fully-diluted basis, the Schonath shareholders feel that there would be significant benefits to eliminating the expenses related to attending to the large number of shareholders that hold a small interest in the outstanding shares of common stock. The Schonath shareholders, based on information prepared by management, estimated the expenses at $115,000 annually, and passed this estimate on to InvestorsBancorp. In addition, as the Chief Executive Officer of InvestorsBancorp, Mr. Schonath recognizes that his financial and business goals may be different than those of the minority shareholders, in that, in the absence of an active market for the company's shares, minority shareholders are likely more interested in the rapid growth and subsequent sale of InvestorsBancorp, while the Schonath shareholders are more interested in the long-term growth of the company. Going private and eliminating the interests of the minority shareholders will allow management to refocus the time spent on shareholder administrative duties to the business concerns of InvestorsBank. In addition, consolidating the shareholder base so as to enable InvestorsBancorp to qualify as a corporation under Subchapter S of the Internal Revenue Code, a structure that the Schonath shareholders believed would provide them with the benefit of eliminating double taxation of InvestorsBancorp's revenues.

THE SCHONATH SHAREHOLDERS' POSITION AS TO THE FAIRNESS OF THE MERGER

         The rules of the SEC require the Schonath shareholders to express their belief as to the substantive and procedural fairness of the merger to the non-continuing shareholders. Each of the Schonath shareholders believes that the merger is both substantively and procedurally fair to, and in the best interests of, each of InvestorsBancorp's shareholders, including the non-continuing shareholders. In reaching this conclusion, the Schonath shareholders relied upon the factors considered by and the analyses and conclusions of the InvestorsBancorp board of directors as to the substantive and procedural, as well as the analyses and conclusions of InvestorsBancorp's financial advisor, Wipfli, and each of the Schonath shareholders adopts such analyses and conclusions as its own. See "--InvestorsBancorp's Position as to the Fairness of the Merger."

VALUATION OF FINANCIAL ADVISOR

INTRODUCTION

         On February 21, 2003, the board of directors of InvestorsBancorp retained Wipfli as its financial advisor in connection with the proposed going-private transaction. Wipfli is a certified public accounting and consulting firm based in Wisconsin, and was primarily retained to perform a valuation analysis to determine a going concern value of InvestorsBancorp and its common stock and to present its valuation to the board.

         Wipfli was selected as InvestorsBancorp's financial advisor based upon its qualifications, expertise and reputation and its specialty in working with financial institutions and valuing financial institutions and other industries. Wipfli specializes in advising and providing services to businesses of all sizes, including advising on and effecting mergers and acquisitions, and, related to these services, Wipfli provides valuations to financial institutions and their shareholders for a variety of purposes, including stock redemptions. In addition, in determining to retain Wipfli, the board considered that Wipfli's proposal had indicated that they would be performing largely the same valuation analysis as the other investment banking firms considered, that Wipfli had the same level of expertise in performing valuations as the other firms, and that Wipfli's valuation proposal indicated that they would be able to do their analysis at a lower cost to the company, thereby retaining cash that could be used both to pay merger consideration to the non-continuing shareholders and to fund future operations. In addition, the board took into account Wipfli's familiarity with and understanding of the local markets in which InvestorsBancorp does business.

         On March 25, 2003, Wipfli presented its valuation report to the board, indicating that it had determined the fair value of InvestorsBancorp as a going concern to be $13.71 per share as of January 3, 2003, and $14.20 per share as of March 19, 2003. Wipfli provided a written valuation to the members of the board of directors, which sets forth the factors used in and the basis for its fair value determinations, and the assumptions and limitations used in making the valuation.

         On April 16, 2003, Wipfli provided a corrected valuation report to the board of directors, which indicated that the fair value of InvestorsBancorp as a going concern as of January 3, 2003 was $13.37 per share. This correction was required because two mistakes were inadvertently included in the underlying analyses. Wipfli had inadvertently used an incorrect price-to-book value multiple in the guideline companies' method, and had also incorrectly calculated one of the guideline company's price-to-book value multiple. This corrected figure will be used throughout this summary. The corrected valuation had no effect on the fair value of InvestorsBancorp as of March 19, 2003.

         The full text of Wipfli's presentation made on March 25, 2003, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with its valuation, is attached as Appendix B-1 to this transaction statement, and is incorporated herein by reference. The full text of Wipfli's corrected valuation report dated April 16, 2003 is attached as Appendix B-2 to this transaction statement, and is incorporated herein by reference. Shareholders are urged to review these materials in their entirety. This summary of Wipfli's valuation is qualified in its entirety by reference to the full text of the valuation included in Appendix B-1 and Appendix B-2.

         The Wipfli valuation is directed to the InvestorsBancorp board of directors, relates only to the fair value of our common stock on a going concern basis, and does not address any other aspect of the merger or any related transaction. Further, the Wipfli valuation addresses the fair value of our common stock as calculated according to Wisconsin's statutory concept of fairness, which is set forth below. This calculation of fair value may be the same as, greater than or less than alternate calculations of fair value. The Wipfli valuation is not a fairness opinion.

SUMMARY OF VALUATIONS

         The following is a table summarizing the valuations used by Wipfli.
The underlying analyses for each of these valuations is explained further below.

                                                             January 3, 2003      March 19, 2003
WIPFLI VALUATION METHODS
     Historical Stock Price Analysis
         30-day Average..................................       $   12.64            $   13.02
         20% Control Premium.............................            2.53                 2.60
                                                                ---------            ---------
         Average plus Control Premium....................       $   15.17            $   15.62
                                                                =========            =========
     Guideline Company Analysis
         Price/Earnings Measure..........................       $   11.24            $   13.33
         Price/Book Ratio Measure........................           13.37                14.76
                                                                ---------            ---------
         Average of Two Measures.........................       $   12.31            $   14.05
                                                                =========            =========
     Guideline Transaction Analysis
         Price/Earnings Measure..........................       $   12.56            $   12.56
         Price/Book Ratio Measure........................       $   12.69                13.32
                                                                ---------            ---------
         Average of Two Measures.........................       $   12.63            $   12.94
                                                                =========            =========
     Conclusion (based on average of three analyses).....       $   13.37            $   14.20
                                                                =========            =========

PURCHASE PRICE DETERMINED BY INVESTORSBANCORP............             N/A            $   14.20
                                                                                     =========

DEFINITION OF "FAIR VALUE"

         The term "fair value" is a legally created standard of value that applies to certain specific transactions. In Wisconsin, "fair value" is the statutory standard of value that would be applicable in cases of dissenting shareholders' appraisal rights, and, more specifically, is meant to capture "the value of shares immediately before the effectuation of the corporate action ...
excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable." Although there is no clearly recognized consensus regarding the interpretation of fair value, published precedents established in a number of states, including Wisconsin, have not equated fair value with fair market value, but instead have defined fair value using a broader standard. In particular, in Wisconsin, the Wisconsin Supreme Court indicated that, with respect to minority shareholders, fair value should encompass "the proportionate interest of his or her minority shares in the going concern of the entire company." Accordingly, Wipfli determined the fair value of InvestorsBancorp on a marketable, majority interest basis. However, fair value assumes a hypothetical situation with many built in conditions and assumptions.

SCOPE OF FINANCIAL ADVISOR'S ANALYSIS

         To determine InvestorsBancorp's fair value as of March 19, 2003, Wipfli used three alternative methods of valuation. Wipfli:

         - reviewed InvestorsBancorp's 30-day closing average on the OTC Bulletin Board; and applied a premium to reflect the attributes of control;

         - compared the market prices of similar publicly traded Midwest-based bank holding companies and used price/earnings and price/book ratios to determine the fair value of InvestorsBancorp; and applied a premium to reflect the attributes of control; and

         - examined announced sales of control of Midwest-based bank holding companies, using price/earnings and price/book ratios to determine the fair value of InvestorsBancorp.

         Based on these analyses and its experience in valuing financial institutions, Wipfli concluded the fair value of the Company as a going concern to be $13.37 per share as of January 3, 2003, and $14.20 per share as of March 19, 2003, based on a fully diluted 1,055,906 shares issued and outstanding.

         In connection with its valuation, Wipfli reviewed a draft of the merger agreement, and assumed that it would correspond in all material respects to the final merger agreement entered into by InvestorsBancorp. In addition, Wipfli reviewed InvestorsBancorp's historical and current business operations and organization, regulatory relations, financial condition and prospects, and such other matters as Wipfli deemed relevant. Wipfli also took into account its assessment of general economic, industry and financial conditions, on a national, state and local level, and its knowledge of financial institutions, including banks and bank holding companies. The valuation is based upon conditions as they existed, and should be evaluated as of the date of the valuation.

         In conducting its review and arriving at its opinion, Wipfli relied upon, and did not independently verify, any information provided to it or publicly available that it used in its analysis and its assumptions. A valuation requires subjective decisions as to which methods of financial analysis to use. Therefore, Wipfli's valuation of the fair value of InvestorsBancorp is subjective and is based on Wipfli's experience and judgment, and is not merely the result of mathematical analysis. You should not view the analyses and resulting values described below as indicative of actual value or as constituting advice for any specific action. Wipfli did not independently appraise InvestorsBancorp's assets or liabilities, and did not examine any individual loan files.

STOCK PRICE ANALYSIS

         Wipfli's first method of valuation was to review InvestorsBancorp's average closing price on the OTC Bulletin Board for the 30 trading days prior to the valuation date. Wipfli chose the 30-day average because of the thinness in trading of the company's stock and the fact that, historically, one buyer, the Schonath family, had accounted for a large portion of the stock purchases. However, we note that the Schonath shareholders did not conduct any major purchases of stock during the 30-day periods prior to January 3, 2002, and March 19, 2003, other than a purchase of 500 shares on January 7, 2003. See "Common Stock Purchase Information-Prior Stock Purchases." The 30-day average for the period prior to January 3, 2003, was $12.64, and the 30-day average for the period prior to March 19, 2003, was $13.02. Because the 30-day average represents a marketable, minority basis of value, a control premium of 20% was added, resulting in a fair value under this method of $15.17 per share as of January 3, 2003, and $15.62 per share as of March 19, 2003.

         In determining the control premium, Wipfli utilized a published study regarding control premiums paid in stock market transactions, and evaluated specific factors that may influence the premium paid, including the existing management, the ability to replace management, restrictions on transfers of interest, leverage, company size, the number of shareholders, concentration of control, the size of the block being valued, the volatility of assets, and the life of the company. Taking all of these factors into consideration, Wipfli determined that the control premium of 20% would be the appropriate level.

GUIDELINE COMPANY ANALYSIS

         Wipfli's second method of valuation was a guideline company analysis. Wipfli reviewed InvestorsBancorp's service area, financial condition, performance, level of competition, and other factors. InvestorsBancorp's results, including its growth, profitability, and capital strength, were compared to Midwest-based, publicly traded bank holding companies. Wipfli selected nine bank holding companies that were similar to InvestorsBancorp, consisting of Baylake Corp., Commercial National Financial Corp., Heartland Financial USA, Horizon Bancorp, Iowa First Bancshares Corp., Makesha Investment Company, Mid-Wisconsin Financial Services Inc., Monroe Bancorp and Princeton National Bancorp. These nine banks were selected based on size in relation to InvestorsBancorp, location, and the subject bank's return on assets and return on equity in comparison to InvestorsBancorp, and other factors.

         After that review and comparison, Wipfli analyzed the valuations placed on the guideline companies. Wipfli selected the price/earnings and price/book ratios as valuation measures. The ratios chosen were appropriate based on the appraiser's judgment, past experience, and the following considerations. Wipfli gave consideration to InvestorsBancorp's reliance on a key employee, its reliance on brokered certificates of deposit, the single location of its banking subsidiary, the bank's reliance on the fees generated from the commercial loan and leased properties portfolios of Bando McGlocklin Small Business Lending Corporation, and the size of InvestorsBancorp in comparison to the guideline companies. An adjustment to the price/earnings and price/book multiples was made for these attributes based on the appraiser's judgment and past experience. However, a control premium was necessary to convert the marketable, minority conclusion to fair value. This control premium was calculated as determined above.

         Adjustments to reflect the exercise of the stock options and warrants and remove InvestorsBancorp's trust preferred securities were also made.

         Wipfli made its final determination under the guideline company method by averaging the price/earnings measure and the price/book ratio measure, because, in its judgment, the measures should carry equal weight.

         The following are Wipfli's calculations for InvestorsBancorp's fair value as of January 3, 2003.

InvestorsBancorp's 2002 earnings                                                     $ 1,672,000
Price/earnings multiple                                                                      8.4
                                                                                   -------------
Fair market value of InvestorsBancorp determined on a minority, marketable basis      14,077,161
Less: Trust preferred securities                                                      (5,000,000)
                                                                                   -------------
Fair market value of common stock                                                      9,077,161
Control premium (20%)                                                                  1,815,432
Plus: Cash from exercising options and warrants                                          972,000
                                                                                   -------------
Adjusted fair value of InvestorsBancorp's common stock                                11,864,593
Number of shares outstanding - fully diluted                                       /   1,055,996
                                                                                   -------------
Fair value per share of InvestorsBancorp's common stock                              $     11.24
                                                                                   =============

Estimate of InvestorsBancorp's common stock book value at January 3, 2003            $10,357,000
Price/book multiple                                                                         1.06
                                                                                   -------------
Fair market value of common stock, minority, marketable                               10,956,512
Control premium (20%)                                                                  2,191,302
Plus: Cash from exercising options and warrants                                          972,000
                                                                                   -------------
Adjusted fair value of InvestorsBancorp's common stock                                14,119,814
Number of shares outstanding - fully diluted basis                                 /   1,055,996
                                                                                   -------------
Fair value per share of InvestorsBancorp's common stock                              $     13.37
                                                                                   =============

Fair value at January 3, 2003 using guideline company method                         $     12.31
                                                                                   =============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

         The following are Wipfli's calculations for InvestorsBancorp's fair value as of March 19, 2003.

InvestorsBancorp's 2002 earnings                                                      $ 1,672,000
Price/earnings multiple                                                                      9.52
                                                                                    -------------
Fair market value of InvestorsBancorp determined on a minority, marketable basis       15,921,321
Less: Trust preferred securities                                                       (5,000,000)
                                                                                    -------------
Fair market value of common stock                                                      10,921,321
Control premium (20%)                                                                   2,184,264
Plus: Cash from exercising options and warrants                                           972,000
                                                                                    -------------
Adjusted fair value of InvestorsBancorp's common stock                                 14,077,585
Number of shares outstanding - fully diluted                                        /   1,055,996
                                                                                    -------------
Fair value per share of InvestorsBancorp's common stock                               $     13.33
                                                                                    =============

Estimate of InvestorsBancorp's common stock book value at March 19, 2003              $10,915,000
Price/book multiple                                                                          1.12
                                                                                    -------------
Fair market value of common stock, minority, marketable                                12,176,847
Control premium (20%)                                                                   2,435,369
Plus: Cash from exercising options and warrants                                           972,000
                                                                                    -------------
Adjusted fair value of InvestorsBancorp's common stock                                 15,584,216
Number of shares outstanding - fully diluted basis                                  /   1,055,996
                                                                                    -------------
Fair value per share of InvestorsBancorp's common stock                               $     14.76
                                                                                    =============

Fair value at March 19, 2003 using guideline company method                           $     14.05
                                                                                    =============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

GUIDELINE TRANSACTION ANALYSIS

         Wipfli's third method of valuation was based upon announced sales of bank holding companies in the Midwest. From these values, Wipfli adjusted the multiples derived from the analysis due to InvestorsBancorp's reliance on a key employee, its reliance on brokered certificates of deposit, the single location of its banking subsidiary, and the bank's reliance on the fees generated from the commercial and leased properties portfolios of Bando McGlocklin Small Business Lending Corporation. Wipfli also considered that the buyers of these bank holding companies may have been willing to pay a premium due to the synergies and benefits of a merger with another financial institution.

         Wipfli selected five Midwest transactions based on size, location, and subjects' return on assets and return on equity in comparison to InvestorsBancorp and other factors. The transactions used were the sales of Fortress Bancshares, Inc., Waunakee Bank Shares, Inc., Bancorp Inc., Northern Plains Bancshares and Marquette Bank Illinois. The size of these financial institutions ranged from $47 million to $207 million.

         Wipfli made its final determination under the guideline transaction method by averaging the price/earnings measure and the price/book ratio measure, because, in its judgment, the measures should carry equal weight.

         The following are Wipfli's calculations for the fair values of Investors Bancorp at January 3, 2003 utilizing this approach.

InvestorsBancorp's 2002 earnings                                                                    $ 1,672,000
Price/earnings multiple                                                                                    10.3
                                                                                                  -------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis          17,292,660
Less: Trust preferred securities                                                                     (5,000,000)
Plus: Cash from exercising options and warrants                                                         972,000
                                                                                                  -------------
Adjusted fair value of InvestorsBancorp common stock                                                 13,264,660
Number of shares outstanding - fully diluted                                                      /   1,055,996
                                                                                                  -------------
Fair value per share of InvestorsBancorp common stock                                               $     12.56
                                                                                                  =============

Estimate of InvestorsBancorp common stock book value at January 3, 2003                              10,357,000
Price/book multiple                                                                                         1.2
                                                                                                  -------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis          12,428,400
Plus: Cash from exercising options and warrants                                                         972,000
                                                                                                  -------------
Adjusted fair value of InvestorsBancorp                                                              13,400,400
Number of shares outstanding - fully diluted basis                                                /   1,055,996
                                                                                                  -------------
Fair value per share of InvestorsBancorp common stock                                               $     12.69
                                                                                                  =============

Fair value at January 3, 2003 using guideline transaction method                                    $     12.63
                                                                                                  =============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

         The following are Wipfli's calculations for the fair values of InvestorsBancorp at March 19, 2003 utilizing this approach.

InvestorsBancorp's 2002 earnings                                                                    $ 1,672,000
Price/earnings multiple                                                                                    10.3
                                                                                                  -------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis          17,292,660
Less: Trust preferred securities                                                                     (5,000,000)
Plus: Cash from exercising options and warrants                                                         972,000
                                                                                                  -------------
Adjusted fair value of InvestorsBancorp common stock                                                 13,264,660
Number of shares outstanding - fully diluted                                                      /   1,055,996
                                                                                                  -------------
Fair value per share of InvestorsBancorp common stock                                                    $12.56
                                                                                                  =============

Estimate of InvestorsBancorp common stock book value at March 19, 2003                              $10,915,000
Price/book multiple                                                                                         1.2
                                                                                                  -------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis          13,098,000
Plus: Cash from exercising options and warrants                                                         972,000
                                                                                                  -------------
Adjusted fair value of InvestorsBancorp                                                              14,070,000

Number of shares outstanding - fully diluted basis                                                /   1,055,996
                                                                                                  -------------
Fair value per share of InvestorsBancorp common stock                                               $     13.32
                                                                                                  =============

Fair value at March 19, 2003 using guideline transaction method                                     $     12.94
                                                                                                  =============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

CONCLUSION

         As a final step, Wipfli gave what was, in its judgment, the appropriate weights to the values obtained from each of its three analyses. Because Wipfli felt that each of the analyses should carry equal weight in determining fair value, it averaged the three methods, as follows:

                                        January 3, 2003          March 19, 2003
                                        ---------------          --------------
Historical Price Method                     $ 15.17                 $ 15.62
Guideline Company Method                      12.31                   14.05
Guideline Transaction Method                  12.63                   12.94
                                            -------                 -------

Conclusion                                  $ 13.37                 $ 14.20
                                            =======                 =======

         Considering all of the relevant factors, Wipfli determined, in its opinion, the fair value per share of InvestorsBancorp at January 3, 2003 was $13.37, and at March 19, 2003 was $14.20, based on 1,055,906 shares issued and outstanding.

         The above summary provides a description of the material analyses performed by Wipfli, and does not purport to be a complete description of Wipfli's analyses in connection with its valuation. The preparation of a valuation report involves numerous determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and therefore is not necessarily amenable to partial analysis or summary description.

         In performing its analyses, Wipfli made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of InvestorsBancorp. Wipfli selected comparable public companies and comparable transactions on the basis of various factors, including the size and similarity of selected companies, their business mix, and similar characteristics of the transactions; however, no company or transaction utilized as a comparison in the analyses summarized above is identical to InvestorsBancorp or to the merger. Wipfli's valuation was only one of the factors taken into consideration by the board of directors in making its determination to approve the merger.

         Pursuant to the engagement letter with Wipfli, InvestorsBancorp has paid Wipfli a financial advisory fee based on time required by the individuals performing its engagement, plus direct expenses, all totaling approximately $16,000. Wipfli's fee is not contingent upon, or affected by, its valuation conclusion.

PURPOSE AND STRUCTURE OF THE MERGER

         The purposes of the merger are to:

         -  take InvestorsBancorp private in order to discontinue
            InvestorsBancorp's SEC reporting requirements and thereby achieve significant cost savings;

         - put InvestorsBancorp in a position where it will be able to make an election under Subchapter S of the Internal Revenue Code;

         - allow InvestorsBancorp to refocus time spent on shareholder administrative duties to its banking subsidiary, InvestorsBank; and

         -  allow George Schonath, the Chief Executive Officer of
            InvestorsBancorp, who, together with his family affiliates is currently the controlling shareholder of InvestorsBancorp, to focus on financial and business goals that may differ from those of the non-continuing shareholders.

         For further background on the reasons for the merger, see "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Fairness of the Merger."

         The proposed transaction has been structured as a going private transaction to permit the Schonath shareholders to own 100% of a privately-owned corporation, and has been structured as a cash merger in order to provide the non-continuing shareholders with cash for their shares. The reason the going-private transaction has been structured as a parent/subsidiary merger is because InvestorsBancorp's board of directors believes that this structure represents the most cost-effective and efficient way of accomplishing the above objectives. For further background on the alternative structures considered by the board of directors, see "Special Factors--Background of the Merger."

EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER

         The merger will have various positive and negative effects on InvestorsBancorp, which are described below.

TERMINATION OF SECURITIES EXCHANGE ACT REGISTRATION AND REPORTING REQUIREMENTS

         Upon the consummation of the merger, the InvestorsBancorp common stock will be held by fewer than 300 shareholders of record. Accordingly, our obligation to continue to file periodic reports with the SEC will terminate pursuant to Rule 12h-3 of the Securities Exchange Act.

         The termination of the filing requirement will substantially reduce the information required to be furnished by InvestorsBancorp to its shareholders and to the SEC. Therefore, we estimate that we will eliminate costs and expenses associated with the filing requirements, which we estimate to be approximately $115,000 on an annual basis. These costs are broken down as follows:

Independent Auditors                                                   $    5,000
SEC Counsel                                                            $   17,000
Executive time (including general counsel's office)                    $   71,000
Transfer agent                                                         $    9,000
Printing and Mailing                                                   $   13,000

Total                                                                  $  115,000

         InvestorsBancorp will apply for termination as soon as practicable following completion of the merger.

EFFECT ON TRADING OF COMMON STOCK

         Our common stock is traded on the OTC Bulletin Board on a limited basis. Once we stop filing reports with the SEC, our common stock will no longer be eligible for quotation on the OTC Bulletin Board.

ELIMINATION OF NON-CONTINUING SHAREHOLDERS

         As a result of the merger, all shares held by non-continuing shareholders will be converted into the right to receive $14.20 in cash. The Schonath Shareholders, who collectively own approximately 60.9% of the outstanding common stock, 64.3% on an fully-diluted basis taking into account all options and warrants, will, following the merger, own 100% of InvestorsBancorp. As a result, the non-continuing shareholders will not have the opportunity to participate in the earnings and growth of InvestorsBancorp after the merger. Similarly, the non-continuing shareholders will not face the risk of losses generated by InvestorsBancorp's operations or any decline in the value of InvestorsBancorp after the merger. For more effects of the merger on InvestorsBancorp's shareholders, see "--Effects of the Merger on Shareholders of InvestorsBancorp" below.

REDUCTION IN CAPITAL

         As a result of the merger, InvestorsBancorp's capital will be reduced, although we anticipate that we will remain "well capitalized" for bank regulatory purposes. For example, it is estimated that Tier 1 capital as of June 30, 2003 will decrease from approximately $15.0 million on a historical basis to approximately $8.8 million on a pro forma basis.

OTHER FINANCIAL EFFECTS OF THE MERGER

         InvestorsBancorp expects that the merger and the use of approximately $5,956,000 in cash to complete the merger, which includes approximately $5,655,000 to be paid in to non-continuing shareholders in exchange for their shares, approximately $43,000 to be paid to holders of options, and approximately $258,000 in professional fees and other expenses payable by InvestorsBancorp related to the transaction, will not have any material adverse effect on InvestorsBancorp's capital adequacy, liquidity, results of operations or cash flow. See "The Merger--Fees and Expenses" for a description of the fees and expenses InvestorsBancorp expects to incur in connection with the going private transaction. See "--Financing of the Merger" below for a description of how the merger will be financed.

EFFECT ON BUSINESS OF INVESTORSBANCORP

         The consummation of the merger is not anticipated to have any effect on the conduct of InvestorsBancorp's business and operations. However, InvestorsBancorp and the Schonath shareholders do intend for InvestorsBancorp to elect Subchapter S corporation status under the Internal Revenue Code, effective January 1, 2004. As a corporation with Subchapter S status, federal income tax at the InvestorsBancorp corporate level will be eliminated. However, these benefits will be offset to some degree by increased distributions to shareholders.

EFFECT ON DIRECTORS AND OFFICERS OF INVESTORSBANCORP

         Investors Subsidiary currently has as its sole director George Schonath. However, it is anticipated that prior to the merger the current directors of InvestorsBancorp will be appointed as directors of Investors Subsidiary. Under the terms of the merger agreement, the directors of Investors Subsidiary will become the directors of the surviving corporation as of the effective time of the merger, and the officers of InvestorsBancorp will remain the officers of InvestorsBancorp as the surviving corporation. For information about these individuals, see "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of InvestorsBancorp" and "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of Investors Subsidiary."

PLANS OR PROPOSALS

         Other than as described in this transaction statement, neither InvestorsBancorp nor its management has any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation, to sell or transfer any material amount of its assets, to change its board of directors or management, to change materially its indebtedness or capitalization, or otherwise to effect any material change in its corporate structure or business. As stated throughout this transaction statement, InvestorsBancorp believes there are significant advantages to it in effecting the merger proposal and going private. Although management does not presently have any intent to enter into any transaction described above, nor is management in negotiations with respect to any such transaction, there is always a possibility that InvestorsBancorp may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making any public or private offering for its shares, or entering into any other arrangement or transaction as it may deem appropriate. In such event, the Schonath shareholders, as the remaining shareholders of InvestorsBancorp, may receive payment for their shares in any such transaction lower than, equal to or in excess of the amount paid to the non-continuing shareholders in the merger.

EFFECTS OF THE MERGER ON SHAREHOLDERS OF INVESTORSBANCORP

         The merger will have various effects on the non-continuing shareholders and the Schonath shareholders, as described below.

EFFECTS OF THE MERGER ON THE NON-CONTINUING SHAREHOLDERS

         The merger will have both positive and negative effects on the non-continuing shareholders. The board of directors of InvestorsBancorp considered each of the following effects in determining to approve the merger.

Positive Effects:

         As a result of the merger, the non-continuing shareholders will:

         - have the right to receive a cash payment of $14.20 per share for their shares of InvestorsBancorp common stock, which gives them a premium over the 30- and 60-day average trading prices of our common stock, and allows them to obtain cash for their shares in an illiquid market; and

         - be able to immediately liquidate their holdings without having to pay brokerage fees or commissions, which the board felt particularly important given the relatively illiquid market for shares of InvestorsBancorp's common stock.

Negative Effects:

         As a result of the merger, the non-continuing shareholders will:

         - no longer be able to participate in any future earnings and growth of InvestorsBancorp; and

         - be required to pay federal and, if applicable, state and local income taxes on the cash they receive in the merger. For further discussion, see the section of this transaction statement entitled "Material Federal Income Tax Consequences of the Merger."

         In addition, the non-continuing shareholders do not have the right to vote on the merger and will not have dissenters' appraisal rights in connection with the merger. See "--Voting Requirements" and "--Appraisal Rights" below.

EFFECTS OF THE MERGER ON THE SCHONATH SHAREHOLDERS

         The merger will have both positive and negative effects on the non-continuing shareholders. The board of directors of InvestorsBancorp considered each of the following effects in determining to approve the merger.

Positive Effects:

         As a result of the merger:

         - any future earnings and growth of InvestorsBancorp will be solely for the benefit of the Schonath shareholders;

         - as the Schonath shareholders have, since InvestorsBancorp became a public company, retained a significant ownership interest in the company, the going private merger will allow them to continue their controlling position and allow them to focus their pursuits on the business of InvestorsBancorp; and

         - because InvestorsBancorp expects to be a corporation with Subchapter S status, the federal income tax of InvestorsBancorp will be eliminated.

Negative Effects:

         As a result of the merger:

         - the common stock of InvestorsBancorp following the merger will lack liquidity; and

         - upon InvestorsBancorp's election to be treated as a Subchapter S corporation under the Internal Revenue Code, the Schonath shareholders will be taxed on the income of InvestorsBancorp, regardless of whether InvestorsBancorp makes a cash distribution to them.

Effect of the Merger on the Schonath Shareholders' Interest in the Net Book Value and Net Earnings of InvestorsBancorp:

         The following table illustrates the Schonath shareholders' interest in the net book value and net earnings of InvestorsBancorp as of March 31, 2003, both before and after the merger, expressed as both dollar amounts and percentages. This table excludes the warrants to purchase shares held by the Schonath shareholders.

                               Interest in                Interest in              Interest in              Interest in
                              Net Book Value            Net Book Value            Net Earnings             Net Earnings
                               (Pre-Merger)              (Post-Merger)             (Pre-Merger)            (Post-Merger)
                           ---------------------     ---------------------     ---------------------    ---------------------
                           Dollar                    Dollar                    Dollar                   Dollar
                           Amount     Percentage     Amount     Percentage     Amount     Percentage    Amount     Percentage
                           ------     ----------     ------     ----------     ------     ----------    ------     ----------
George Schonath......    $2,671,848      22.4%     $2,173,668      36.4%      $127,928      22.4%      $207,884      36.4%
Jenn Schonath........        23,856       0.2%              0       0.0%         1,142       0.2%             0       0.0%
Sarah Schonath.......       381,693       3.2%        316,496       5.3%        18,275       3.2%        30,269       5.3%
Emily Schonath.......       381,693       3.2%        316,496       5.3%        18,275       3.2%        30,269       5.3%
Tom Evans............       155,063       1.3%        107,488       1.8%         7,424       1.3%        10,279       1.8%
Emily A. Schonath
  Irrevocable Trust..     1,824,698      15.3%      1,528,734      25.6%        87,380      15.3%       146,204      25.6%
Sarah E. Schonath
  Irrevocable Trust..     1,824,698      15.3%      1,528,734      25.6%        87,380      15.3%       146,204      25.6%
                         ----------      ----      ----------      ----       --------      ----       --------      ----

  Total                  $7,264,089      60.9%     $5,971,616     100.0%      $347,804      60.9%      $571,109     100.0%
                         ==========      ====      ==========     =====       ========      ====       ========     =====

VOTING REQUIREMENTS

         The board of directors of each of InvestorsBancorp and Investors Subsidiary has approved the merger. The merger does not require the approval of the holders of InvestorsBancorp common stock, either under the Wisconsin Business Corporation Law or under our Articles of Incorporation.

         Our Articles of Incorporation offer no voting rights to shareholders in connection with a merger transaction, other than voting rights granted generally under Wisconsin law.

         Under Section 180.1104 of the Wisconsin Business Corporation Law, where a parent corporation holds at least 90% of the outstanding stock of its subsidiary, the subsidiary may be merged into the parent, with the parent continuing as the surviving corporation, upon the action of the board of directors without shareholder approval of either the parent corporation or the subsidiary corporation. The statute additionally provides that the board of directors is given the responsibility of adopting a plan of merger that provides for the manner of converting the shares of the subsidiary or the parent, as applicable, into cash or other property. Neither Section 180.1104 nor any other provision of the Wisconsin Business Corporation Law requires a vote with respect to the shareholders being cashed out in a parent/subsidiary merger transaction. Therefore, because InvestorsBancorp owns 100% of the outstanding stock of Investors Subsidiary, the merger of Investors Subsidiary into InvestorsBancorp does not require shareholder approval.

         The Wisconsin Business Corporation Law contains certain additional provisions that require supermajority or special approval of shareholders to business combinations in some instances, although neither statute mandates supermajority approval of our shareholders in the merger.

         - Fair Price Provisions. Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law provide that certain business combinations, including mergers, not meeting specified price standards, must be approved by at least 80% of the votes entitled to be cast by outstanding voting shares of the corporation, voting together as a single voting group, and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder," generally defined to be a person who beneficially owns 10% or more of the outstanding voting shares, who is a party to the transaction. These fair price provisions specifically do not apply to parent/subsidiary mergers effectuated pursuant to Section
                  180.1104 of the Wisconsin Business Corporation Law. Therefore, they do not apply to the merger of Investors Subsidiary with and into InvestorsBancorp.

         - Business Combination Provisions. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation law provide that a Wisconsin corporation may not engage in business combinations, including mergers, with an "interested stockholder," which is generally defined to be a person who beneficially owns at least 10% of the outstanding stock of the corporation, for three years after the date the interested stockholder acquired his 10% interest, unless the business combination or the acquisition of the 10% interest was approved before the stockholder acquired his 10% interest. After the three-year period, a business combination with the interested stockholder may be consummated only if the acquisition of the 10% interest was approved by the board of directors before the stockholder acquired his 10% interest, the business combination is approved by a majority of the outstanding voting shares not held by the interested stockholder, or the business combination is made by a specified price formula intended to provide a fair price for the shares held by non-interested stockholders. Because the Schonath family's initial 12% ownership interest in InvestorsBancorp was approved by the Board of Directors of InvestorsBancorp, shareholder consent is not required for the merger under the business combination provisions.

APPRAISAL RIGHTS

         Holders of shares of InvestorsBancorp common stock will not have appraisal rights in connection with the merger, either under the Wisconsin Business Corporation Law or under our Articles of Incorporation. Pursuant to
Section 180.1302 of the Wisconsin Business Corporation Law, shareholders are entitled to dissent from, and seek appraisal rights with respect to, the consummation of a plan of merger if either of the following applies:

         -        shareholder approval of the merger is required by Section
                  180.1103 of the Wisconsin Business Corporation Law or by the Articles of Incorporation of the subject company; or

         - the issuer corporation is a subsidiary that is merged with its parent under Section 180.1104 of the Wisconsin Business Corporation Law.

         As discussed above under "--Voting Rights," shareholder approval of the merger is not required either under the Wisconsin Business Corporation Law or under our Articles of Incorporation. In addition, because the "issuer corporation," InvestorsBancorp, is not a subsidiary that is being merged with its parent, rather, it is the parent corporation that is surviving the merger, no appraisal rights are available.

         The board considered, in its evaluation of the structure of the transaction, the availability of appraisal rights to its shareholders. However, the board felt that, in light of (a) the numerous benefits to going private as compared to remaining a public company, (b) the relative cost-effectiveness of a parent/subsidiary merger, (c) the fact that InvestorsBancorp might be able to consummate a parent/subsidiary merger more quickly than the other alternatives available to the company, thereby enabling the shareholders to receive value for their shares more quickly, and
(d) the fact that the company was obtaining a valuation of the common stock from an independent third party with expertise in valuing the common stock of financial institutions, and this valuation would evaluate the "fair value" of our common stock, which is the statutory standard of value that would be applicable if dissenting shareholders had appraisal rights, the parent/subsidiary merger remained the best alternative structure of the transaction and would adequately protect the interests of the shareholders, including the non-continuing shareholders. See "--Background of the Merger" above.

         Although our shareholders will not have appraisal rights in connection with the merger, they may pursue all available remedies under applicable law.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         The officers and directors of InvestorsBancorp who are also shareholders other than George Schonath, our Chief Executive Officer, will participate in the merger in the same manner and to the same extent as all of the other non-continuing shareholders of InvestorsBancorp. However, the directors and officers of InvestorsBancorp have interests in the merger or have relationships, including those referred to below, that present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the merger. These actual and potential conflicts include the following:

         - as of July 1, 2003, Donald L. Menefee and Donald E. Sydow, two members of our board of directors, collectively owned 325 and 4,201 shares, respectively, of our outstanding common stock, excluding options, which will entitle them to receive approximately $4,600 and $59,700, respectively, in merger consideration;

         - as of July 1, 2003, Susan Hauke, our Chief Financial Officer, Controller, Vice President-Finance and Secretary, (a) owned 2,625 shares of common stock, which will entitle her to receive approximately $37,300 in merger consideration, and (b) was entitled to purchase 2,625 shares of common stock upon the exercise of options having an exercise price of $7.33, which will entitle her to receive approximately $18,000 in cash in exchange for her options;

         - as of July 1, 2003, Greg Mieske, our Vice President-Operations and Compliance Officer, (a) owned 210 shares of our common stock, which will entitle him to receive approximately $3,000 in merger consideration, and (b) was entitled to purchase 500 shares of common stock upon the exercise of options having an exercise price of $6.75, which will entitle him to receive approximately $3,700 in cash in exchange for his options;

         - as of July 1, 2003, Glenn Michaelsen, one of our Senior Vice Presidents, was entitled to purchase 1,575 shares of common stock upon the exercise of options having an exercise price of $8.10, and 500 shares of common stock upon the exercise of options having an exercise price of $6.75, which will entitle him to receive approximately $13,300 in cash in exchange for his options;

         - as of July 1, 2003, Kim DeMartino, one of our Senior Vice Presidents, (a) owned 210 shares of our common stock, which will entitle her to receive approximately $3,000 in merger consideration, and (b) was entitled to purchase 1,000 shares of common stock upon the exercise of options having an exercise price of $6.75, which will entitle her to receive approximately $7,500 in cash in exchange for her options;

         - The Schonath shareholders, in exchange for the 5,743 shares held by them in individual retirement accounts and the 5,375 shares held by George Schonath and Jenn Schonath individually that will be cashed out in the merger, will be entitled to receive an aggregate of approximately $158,000 in merger consideration.

         - the Chief Executive Officer of InvestorsBancorp, George Schonath, and various of his family affiliates will continue as the sole shareholders of InvestorsBancorp following the merger, and therefore will have the opportunity to participate in any future growth and earnings of InvestorsBancorp; and

         - George Schonath, who will continue to own stock in InvestorsBancorp following the merger as a Schonath shareholder, in his capacity as Chief Executive Officer of InvestorsBancorp, was involved in structuring the transaction, although he did recuse himself from any board action taken with respect to the going-private transaction.

         Except as set forth above, none of our directors or executive officers, other than George Schonath, own any shares or hold any options or warrants to acquire shares of our common stock.

         The board of directors of InvestorsBancorp was aware of these actual or potential conflicts of interest and considered them along with the other matters that have been described in this transaction statement under the captions "--Background of the Merger; " "--Reasons for the Merger; Fairness of the Merger; and "--Effects of the Merger on Shareholders of InvestorsBancorp."

         In addition, the board of directors, throughout its consideration of the going-private transaction, recognized that the interests of the non-continuing shareholders and the Schonath shareholders are different and possibly in conflict. The non-continuing shareholders may wish to remain shareholders of a public company, and, in the merger, may have the goal of obtaining the highest value for their shares, while the Schonath shareholders, as continuing shareholders, may have the goal of retaining cash for future operations of InvestorsBancorp. See "Special Factors--Background of the Merger" and "--Reasons for the Merger; Fairness of the Merger" for a discussion of how the board of directors addressed this situation.

FINANCING OF THE MERGER

         InvestorsBancorp expects that the merger will require approximately $5,956,000 in cash, which includes approximately $5,655,000 to be paid to non-continuing shareholders in exchange for their shares, approximately $43,000 to be paid to holders of options, and approximately $258,000 in professional fees and other expenses payable by InvestorsBancorp related to the transaction. See "The Merger--Fees and Expenses" for a breakdown of the expenses associated with the merger.

         InvestorsBancorp is financing the merger with $5.0 million of subordinated debt raised in a private offering through Citigroup Global Markets Inc., formerly Salomon Smith Barney Inc., as placement agent, and $1.0 million of new capital contributed to InvestorsBancorp by certain of the Schonath shareholders through the purchase of newly-issued common stock. In addition to helping to finance the merger, the $1.0 million capital contribution was a condition to InvestorsBancorp's participation in the subordinated debt offering. On February 18 the board authorized management to explore financing opportunities for the transaction, and InvestorsBancorp entered into an engagement letter with Citigroup relating to the subordinated debt offering on February 21, and on March 4 our board adopted resolutions by unanimous written consent authorizing the issuance of the subordinated debt securities and the execution of the related documents. On March 28, 2003, InvestorsBancorp entered into a placement agreement with Citigroup Capital Markets, pursuant to which InvestorsBancorp agreed to issue and sell $5.0 million principal amount of Floating Rate Subordinated Debt Securities due 2013, bearing a variable interest rate per annum reset quarterly, equal to LIBOR plus 3.20%, through Citigroup as its exclusive placement agent. Also on March 28, 2003, InvestorsBancorp entered into a Subordinated Debt Securities Subscription Agreement with MM Community Funding IX, Ltd., pursuant to which MM Community Funding IX agreed to purchase the full amount of the subordinated debt securities. The issuance and sale of the securities, which is a transaction exempt from registration under the United States securities laws, closed on April 10, 2003.

         On March 12, 2003, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust each obtained a loan from U.S. Bank National Association in the amount of $500,000, for aggregate loan proceeds of $1.0 million. Each loan is guaranteed by George Schonath, and is collateralized by a pledge of all of the common stock of InvestorsBancorp held by the Emily A. Schonath Trust and the Sarah E. Schonath Trust, respectively. Each trust used the proceeds of the loan to purchase 35,211 newly-issued shares of common stock of InvestorsBancorp at a price of $14.20 per share, for aggregate consideration of approximately $1.0 million, on March 25, 2003.

         Additional funds, if any, required to fund the merger, will be paid from our working capital. Because all of the financing for the merger has been obtained, the consummation of the merger is not subject to any financing contingencies.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following discussion summarizes the material federal income tax consequences to InvestorsBancorp and the shareholders of the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations thereunder, published administrative rulings and court decisions, all of which are subject to change or a change in interpretation. Any such change, which may or may not be retroactive, could alter the tax consequences as described herein. It is assumed that the shares of InvestorsBancorp stock are held as capital assets by United States persons (i.e., a citizen or resident of the United States or a domestic corporation). This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular InvestorsBancorp shareholder in light of such shareholder's personal circumstances or those InvestorsBancorp shareholders subject to special treatment under United States federal income tax laws (for example, financial institutions; real estate investment trusts; regulated investment companies; insurance companies; broker-dealers; persons who are not citizens or residents of the United States or who are foreign corporations, partnerships, estates or trusts; tax exempt entities or traders in securities that elect to mark-to-market), or investors who hold their InvestorsBancorp stock as a position in a straddle, as part of a hedge or synthetic security, as part of a conversion transaction or other integrated transaction or investors whose functional currency is not the U.S. dollar. This discussion does not address the tax consequences of the alternative minimum tax or the tax consequences to shareholders who acquired their stock through the exercise of an employee stock option or other compensation arrangements. This discussion does not address any aspect of state, local or foreign taxation.

         No opinion of counsel has been sought or obtained with respect to any tax consequences described herein. No rulings or determinations of the Internal Revenue Service or any other tax authorities have been or will be sought or obtained with respect to any tax consequences described herein. The discussion below is not binding upon the Internal Revenue Service or such other authorities. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a different position from any discussed herein. You are urged to consult your tax advisor regarding the federal, state, local and foreign tax consequences of the merger.

FEDERAL INCOME TAX CONSEQUENCES TO NON-CONTINUING SHAREHOLDERS

         The receipt of cash in exchange for InvestorsBancorp's common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. holder's tax basis in the InvestorsBancorp common stock exchanged in the merger. This capital gain or loss will be long-term capital gain or loss if the U.S. holder held the InvestorsBancorp common stock for more than one year as of the effective time of the reorganization. Certain limitations apply to the deductibility of capital losses by U.S. holders.

FEDERAL INCOME TAX CONSEQUENCES TO SCHONATH SHAREHOLDERS

         Because the Schonath shareholders will (1) continue to hold InvestorsBancorp common stock immediately after the merger, and (2) receive no cash as a result of the merger, they will not recognize any gain or loss in the merger, and will have the same adjusted tax basis and holding period in their InvestorsBancorp common stock as they had in the stock immediately prior to the merger. These effects apply to each of the Schonath shareholders.

FEDERAL INCOME TAX CONSEQUENCES TO INVESTORSBANCORP AND INVESTORS SUBSIDIARY

         Neither InvestorsBancorp nor Investors Subsidiary will recognize gain or loss for federal income tax purposes as a result of the merger.

BACKUP WITHHOLDING

         All InvestorsBancorp shareholders may be subject to backup withholding at a 28% rate on the cash payments received for their shares of InvestorsBancorp common stock, unless they establish an exemption. Backup withholding will not apply, however, if you:

         - furnish to InvestorsBancorp a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal to be delivered to you following the date of the merger;

         -        provide a certificate of foreign status on Form W-8; or

         -        establish that you are exempt from withholding.

         Backup withholding is not an additional tax but is credited against the federal income tax liability of the taxpayer subject to the withholding. If backup withholding results in an overpayment of a taxpayer's federal income taxes, that taxpayer may obtain a refund from the Internal Revenue Service.

         THIS SECTION DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU IN VIEW OF YOUR OWN PARTICULAR CIRCUMSTANCES.

                          MATERIAL TERMS OF THE MERGER

THE MERGER AGREEMENT

         The following is a summary of the material provisions of the merger agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this transaction statement and is incorporated herein by reference. You are urged to read the merger agreement in its entirety.

GENERAL

         The merger agreement provides that, following the satisfaction or waiver of the terms and conditions contained in the merger agreement, Investors Subsidiary will be merged with and into InvestorsBancorp, and InvestorsBancorp will be the surviving corporation. The merger will become effective upon the filing of articles of merger with the Secretary of State of Wisconsin. We expect to complete the merger in August 2003.

ARTICLES OF INCORPORATION; BYLAWS; DIRECTORS AND OFFICERS

         In the merger, InvestorsBancorp's articles of incorporation and bylaws will be amended and restated, and, as so amended and restated, will be the articles of incorporation and bylaws of the surviving corporation. The directors of Investors Subsidiary will become the directors of the surviving corporation as of the effective time of the merger, and the officers of InvestorsBancorp will be the officers of the surviving corporation. For information about the directors and executive officers of InvestorsBancorp and Investors Subsidiary, respectively, see "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of InvestorsBancorp" and "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of Investors Subsidiary."

CONVERSION OF COMMON STOCK

         At the effective time of the merger:

         - each share of InvestorsBancorp issued and outstanding immediately prior to the effective time, excluding shares held by the Schonath shareholders, will be converted into the right to receive $14.20 in cash, without interest;

         - all shares of InvestorsBancorp common stock that are owned by the Schonath shareholders will represent one share of common stock of InvestorsBancorp as the surviving corporation; and

         - all shares of common stock of Investors Subsidiary will be canceled, and InvestorsBancorp, as the sole holder of these shares, will be entitled to receive $1.00 in cash per share of Investors Subsidiary stock.

EXCHANGE OF SHARES

         At the effective time of the merger, each certificate representing shares of InvestorsBancorp common stock outstanding, other than shares owned by the Schonath shareholders, will represent only the right to receive $14.20 per share cash merger consideration. At the effective time, all of these shares will be canceled and cease to exist, and each holder of a certificate formerly representing any

InvestorsBancorp shares, other than the Schonath shareholders, will cease to have any voting or other rights with respect to those shares, except the right to receive the merger consideration, without interest.

         InvestorsBancorp has designated LaSalle Bank National Association to act as paying agent for purposes of making the cash payments provided by the merger agreement. Simultaneously with the effective time of the merger, InvestorsBancorp will deposit, or cause to be deposited, with the paying agent immediately available funds in an aggregate amount necessary to pay the $14.20 per share merger consideration to all shareholders entitled to receive the merger consideration. The paying agent will use these funds for the sole purpose of paying the non-continuing shareholders the merger consideration. The paying agent will, in accordance with irrevocable instructions, deliver to the non-continuing shareholders the merger consideration according to the procedure summarized below.

         Simultaneously with the effective time of the merger, InvestorsBancorp will cause the paying agent to mail to non-continuing shareholders a letter of transmittal and instructions advising them of the effectiveness of the merger and the procedure for surrendering to the paying agent certificates in exchange for payment of the $14.20 merger consideration. Upon the surrender for cancellation to the paying agent of the certificates, together with a letter of transmittal, duly executed and completed in accordance with its instructions, and any other items specified by the letter of transmittal, the paying agent will pay to the non-continuing shareholders the $14.20 per share merger consideration, and the surrendered certificates will be canceled. Payments of merger consideration will be reduced by applicable withholding taxes, and no interest will be paid or accrued on the merger consideration.

         InvestorsBancorp recommends that certificates for common stock and letters of transmittal be sent only by registered U.S. mail, return receipt requested, appropriately insured. Holders of common stock whose certificates are lost may be required to make an affidavit identifying the lost certificate or certificates as lost, stolen or destroyed and, if required, to post a bond in such amount as may reasonably be required to indemnify InvestorsBancorp and the paying agent against any claim that may be made with respect to the lost certificate.

SHAREHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL.

         At and after the effective time of the merger, the non-continuing shareholders will cease to have any rights as shareholders, except the right to surrender their certificates, according to the procedure described in this section and in the letter of transmittal, in exchange for payment of the $14.20 per share merger consideration, without interest, less any required withholding taxes.

         At the effective time of the merger, InvestorsBancorp's stock ledger will be closed, and no further registrations or transfers of the shares will be made.

         After 180 days following the effective time of the merger, InvestorsBancorp may cause the paying agent to deliver to it all cash that has not been distributed in payment of the merger consideration, plus any accrued interest, and the paying agent's duties will terminate. After that time, shareholders may surrender their certificates to InvestorsBancorp and receive the $14.20 per share merger consideration, without interest, less any required withholding taxes. However, shareholders will have no greater rights against InvestorsBancorp than may be accorded to general creditors of InvestorsBancorp under applicable law. InvestorsBancorp will not be liable to any non-continuing shareholder for any merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

STOCK OPTIONS AND WARRANTS

         Immediately prior to the effective time of the merger, each outstanding option to purchase InvestorsBancorp common stock will become fully vested and exercisable and will be canceled and:

         - the holder of each option with a per share exercise price of less than $14.20 will receive an amount in cash equal to the product of:

                  (a) the difference between $14.20 and the per share exercise price of the option, and

                  (b) the number of shares of InvestorsBancorp common stock
                      subject to the option, which, net of applicable withholding taxes, will be due and paid at the effective time of the merger; and

         - each option with a per share exercise price of $14.20 or above will be deemed not to have any rights after the effective time of the merger.

         At the effective time, the warrants held by the Schonath shareholders exercisable for the purchase of 105,000 shares of InvestorsBancorp common stock, will remain outstanding and will be an obligation of InvestorsBancorp as the surviving corporation.

REPRESENTATIONS AND WARRANTIES

         The merger agreement contains representations and warranties of InvestorsBancorp with respect to it relating to, among other things:

         - its organization, qualification, corporate power, capitalization and similar corporate matters;

         -        the authorization and enforceability of the merger agreement;

         - the absence of required consents of regulatory authorities, other than filings with the SEC required for going private transactions, filings and consents required by the Federal Reserve, the filing of the merger agreement and articles of merger with corporate and regulatory authorities, and other non-material consents, filings or notifications;

         -        its compliance with applicable laws;

         -        the absence of injunctions, orders and legal proceedings;

         - the exemption of the merger from any applicable "fair price," "business combination," "control share" or other anti-takeover laws; and

         - the determination by the board of directors that the merger is fair to and in the best interests of the shareholders of InvestorsBancorp and the receipt of the approval of the board of directors of the merger agreement.

         The merger agreement contains representations and warranties of Investors Subsidiary with respect to it relating to, among other things:

         - its organization, qualification, corporate power, capitalization and similar corporate matters;

         -        the authorization and enforceability of the merger agreement;

         - the absence of required consents of regulatory authorities, other than filings with the SEC required for going private transactions, filings and consents required by the Federal Reserve, the filing of the merger agreement and articles of merger with corporate and regulatory authorities, and other non-material consents, filings or notifications;

         -        its compliance with applicable laws;

         -        the absence of injunctions, orders and legal proceedings;

         - the exemption of the merger from any applicable "fair price," "business combination," "control share" or other anti-takeover laws; and

         - the receipt of the approval of the board of directors of the merger agreement.

         The representations and warranties of each of InvestorsBancorp and Investors Subsidiary are subject, in some cases, to specified exceptions and qualifications. The representations and warranties expire upon and will not survive completion of the merger.

COVENANTS

         Under the merger agreement, InvestorsBancorp and Investors Subsidiary agreed, among other things:

         - to file, together with their affiliates engaging in the transaction, a Rule 13e-3 Transaction Statement on Schedule 13e-3 with the SEC;

         - to file any reports required to be filed with regulatory authorities prior to the effective time;

         - to cooperate with each other and use their reasonable efforts to prepare and file any necessary documentation and to obtain as promptly as practicable all consents of all regulatory authorities that are necessary or advisable in connection with the merger; and

         - to use their respective best efforts to take all actions and do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement.

CONDITIONS TO THE MERGER

         The obligation of InvestorsBancorp to complete the merger is subject to a number of conditions, each of which may be waived by InvestorsBancorp, including the following:

         - the accuracy of the representations and warranties of Investors Subsidiary in all material respects;

         - the performance in all material respects of Investors Subsidiary's obligations under the merger agreement;

         - no proceedings involving any challenge to the merger, that would reasonably be expected to delay the merger, or that would reasonably be expected to have a material adverse effect on Investors Subsidiary;

         - the receipt of any consents required or otherwise reasonably necessary to consummate the merger; and

         - no injunction or governmental order preventing the merger being in effect.

         The obligation of Investors Subsidiary to complete the merger is subject to a number of conditions, each of which may be waived by Investors Subsidiary, including the following:

         - the accuracy of the representations and warranties of InvestorsBancorp in all material respects;

         - the performance in all material respects of InvestorsBancorp's obligations under the merger agreement;

         - no proceedings involving any challenge to the merger, that would reasonably be expected to delay the merger, or that would reasonably be expected to have a material adverse effect on InvestorsBancorp;

         - the receipt of any consents required or otherwise reasonably necessary to consummate the merger; and

         - no injunction or governmental order preventing the merger being in effect.

TERMINATION OF THE MERGER AGREEMENT

         The merger agreement may be terminated and the transactions contemplated by the merger agreement may be abandoned at any time by the mutual consent of the boards of directors of InvestorsBancorp and Investors Subsidiary. If the merger agreement is terminated, it shall be of no further force and effect.

AMENDMENT

         The merger agreement may be amended by the parties at any time, but no amendment will be valid unless it is in writing and signed by both InvestorsBancorp and Investors Subsidiary.

REGULATORY REQUIREMENTS

         In connection with the merger, InvestorsBancorp will be required to make a number of filings with and obtain a number of approvals from various federal and state governmental agencies, including:

         - filing of a certificate of merger with the Secretary of State of Wisconsin in accordance with Wisconsin law;

         - complying with federal and state securities laws, including filing by InvestorsBancorp, Investors Subsidiary and the Schonath shareholders this transaction statement on Schedule 13e-3 with the SEC and the Division of Securities of the Wisconsin Department of Financial Institutions; and

         -        notifying the Federal Reserve of the merger.

ACCOUNTING TREATMENT

         InvestorsBancorp anticipates that it will account for the transaction by treating the shares repurchased in the merger as canceled and retired.

FEES AND EXPENSES

         InvestorsBancorp will be responsible for paying the merger-related fees and expenses, consisting primarily of fees and expenses of its financial advisor, attorneys and accountants, and other related charges. InvestorsBancorp estimates that its expenses will total approximately $258,000, assuming the merger is completed. This amount consists of the following estimated fees:

Description                                    Amount
-----------                                    ------
Advisory fees and expenses                   $    16,000
Legal fees and expenses                          200,000
Accounting fees and expenses                      10,000
Paying agent fees and expenses                    12,000
SEC filing fees                                      461
Printing and mailing costs                        15,000
Miscellaneous expenses                             5,000
                                             -----------
         Total                               $   258,461

                              FINANCIAL INFORMATION

SELECTED HISTORICAL FINANCIAL DATA

         Set forth below is the selected historical consolidated financial information of InvestorsBancorp and our subsidiaries. The historical financial information was derived from the audited consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, as amended, and from other information and data contained in the Annual Report and the Quarterly Report. More comprehensive financial information is included in the Annual Report and the Quarterly Report. The financial information that follows is qualified in its entirety by reference to, and should be read in conjunction with, the Annual Report, the Quarterly Report and all of the financial statements and related notes contained in the Annual Report and the Quarterly Report, copies of which may be obtained as set forth below under the caption "Where You Can Find More Information."

                             INVESTORSBANCORP, INC.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                     FISCAL YEAR ENDED
                                                                               THREE MONTHS
                                              DECEMBER 31,     DECEMBER 31,        ENDED
                                                 2001             2002         MARCH 31, 2002
                                             -------------    -------------    -------------
Cash, investments and cash equivalents       $   7,352,190    $   4,803,094    $   6,915,193
Loans                                          123,436,530      154,516,551      164,043,003
Other assets                                     2,855,049        8,420,304        7,497,262
                                             -------------    -------------    -------------
         Total assets                        $ 133,643,769    $ 167,739,949    $ 178,455,458

Deposits                                     $ 120,021,734    $ 135,940,742    $ 135,982,125
Other borrowings                                 3,815,000       20,075,000       29,400,000
Other liabilities                                  915,620        1,367,413        1,145,438
                                             -------------    -------------    -------------
         Total liabilities                   $ 124,752,354    $ 157,383,155    $ 166,527,563

Interest income                              $  10,056,012    $   8,184,035    $   2,147,832
Interest expense                                (5,835,761)      (3,526,306)        (799,566)
Loan loss provision                               (847,235)        (471,537)         (41,432)
                                             -------------    -------------    -------------
         Net interest income                 $   3,373,016    $   4,186,192    $   1,306,834

Net income from continuing operations        $   1,473,048    $   1,672,193    $     571,109

Basic earnings per share                     $        1.53    $        1.79    $        0.62
Diluted earnings per share                   $        1.51    $        1.70    $        0.58

Book value per share at March 31, 2003                                         $       12.00
994,187 shares outstanding

                        MARKET PRICE OF INVESTORSBANCORP
                      COMMON STOCK AND DIVIDEND INFORMATION

COMPARATIVE MARKET PRICE DATA

         InvestorsBancorp common stock was held by approximately 570 holders of record as of July 1, 2003, and is quoted on the OTC Bulletin Board under the symbol "INVB." The following table shows for the periods indicated, the high and low closing prices per share of transactions in InvestorsBancorp's common stock as quoted on the OTC Bulletin Board. Certain other private transactions may have occurred during the period indicated of which InvestorsBancorp has no knowledge. The following prices represent inter-dealer prices without retail markups, markdowns or commissions.

                        CLOSING PRICE PER SHARE
QUARTER ENDING:         HIGH                LOW
June 30, 2003        $   14.00          $   13.80
March 31, 2003       $   14.40          $   12.70

December 31, 2002    $   12.75          $   12.55
September 30, 2002   $   12.95          $   12.50
June 30, 2002        $   13.00          $   11.00
March 31, 2002       $   13.00          $   10.10

December 31, 2001    $   11.00          $    8.30
September 30, 2001   $    8.85          $    6.75
June 30, 2001        $    8.25          $    5.00
March 31, 2001       $    8.00          $    7.00

DIVIDENDS

         No cash dividends were declared or paid during the years ended December 31, 2002 and 2001. InvestorsBancorp expects that all of its and InvestorsBank's earnings, if any, will be retained to finance the growth of InvestorsBancorp and InvestorsBank, and that no cash dividends will be paid for the foreseeable future. If and when dividends are declared, InvestorsBancorp will probably be largely dependent upon dividends paid by InvestorsBank for funds to pay dividends on its common stock. It is also possible, however, that InvestorsBancorp will pay dividends in the future generated from investment income and other activities. Upon the effectiveness of InvestorsBancorp's election to be treated as a Subchapter S corporation, it is expected that InvestorsBancorp will pay dividends to its shareholders in an amount sufficient to enable them to pay the taxes they incur on the income, if any, of InvestorsBancorp.

         The Wisconsin Business Corporation Law prohibits InvestorsBancorp from paying dividends if it is insolvent or if the payment of dividends would render it unable to pay its debts as they come due in the ordinary course of business.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of common stock at July 1, 2003, by the Schonath shareholders, by each person known by us to be the beneficial owner of more than five percent of the outstanding common stock, by each director and by all directors and executive officers of InvestorsBancorp as a group.

           NAME OF INDIVIDUAL AND               AMOUNT AND NATURE OF
         NUMBER OF PERSONS IN GROUP            BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS
         --------------------------            -----------------------    ----------------
SCHONATH SHAREHOLDERS
    George R. Schonath                                 224,820(2)               22.7%
    Jenn Schonath                                        2,607(3)                  *
    Sarah E. Schonath                                   54,844(4)                5.4%
    Emily A. Schonath                                   54,824(5)                5.4%
    Thomas Evans                                       373,900(6)               35.7%
    All Schonath shareholders as a group               708,388                  64.7%
OTHER DIRECTORS AND 5% SHAREHOLDERS
    Terry L. Mather                                         --                    --
    Jon McGlocklin                                          --                    --
    Donald L. Menefee                                      325                     *
    Donald E. Sydow                                      4,201                     *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A              238,591(7)               23.9%
GROUP (10 PERSONS)

*  Less than one percent (1%)
-------------------------------
(1) Information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group, except as set forth in the footnotes below. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares. Pursuant to the rules and regulations of the Securities and Exchange Commission and the Securities Exchange Act of 1934, as amended, share amounts include shares obtainable through the exercise of stock options or warrants within 60 days of the date of information contained in this table.

(2) Includes 215,289 shares held in his self-directed 401(k) account, 1,664 shares held in his IRA, and warrants to purchase 593 shares. Also, includes 2,014 shares and warrants to purchase 593 shares over which Mr. Schonath shares voting and investment power with his spouse, Mrs. Jenn Schonath. Excludes 303,746 shares and warrants to purchase 58,127 shares held in irrevocable trusts for the benefit of his daughters and 63,980 shares and warrants to purchase 45,688 shares held directly by his daughters.

(3) Includes 1,206 shares held in her IRA and warrants to purchase 593 shares. Mrs. Schonath shares voting and investment power with her spouse, Mr. George Schonath.

(4) Includes 620 shares held in her IRA and warrants to purchase 22,844 shares. Excludes 151,873 shares and warrants to purchase 29,063 shares held in irrevocable trust for the benefit of Ms. Schonath.

(5) Includes 600 shares held in her IRA and warrants to purchase 22,844 shares. Excludes 151, 873 shares and warrants to purchase 29,063 shares held in irrevocable trust for the benefit of Ms. Schonath.

(6) Includes 151,873 shares and warrants to purchase 29,063 shares held by the Emily A. Schonath Irrevocable Trust and 151,873 shares and warrants to purchase 29,063 shares held by the Sarah E. Schonath Irrevocable Trust. Mr. Evans is the trustee of the trusts. Also includes 1,653 shares held in his IRA.

(7)      Includes 6,200 shares obtainable through the exercise of options.

                        COMMON STOCK PURCHASE INFORMATION

PRIOR STOCK PURCHASES

         The following table sets forth information with respect to purchases of shares of InvestorsBancorp common stock, if any, by InvestorsBancorp, Investors Subsidiary, the directors and executive officers of InvestorsBancorp and Investors Subsidiary, and the Schonath shareholders during the past two years.

QUARTER ENDED                                       NUMBER OF SHARES      PRICE RANGE(S)   AVERAGE PRICE PAID
-------------                                       ----------------      --------------   ------------------
JUNE 30, 2003
     InvestorsBancorp                                     3,658           $14.20                 $ 14.20

MARCH 31, 2003
     George R. Schonath 401(k) Account                      500           $12.825                $12.825
     George R. Schonath                                  14,490(1)        $6.75-10.10            $  8.20
     InvestorsBancorp                                    14,490           $14.20                 $ 14.20
     Emily A. Schonath Irrevocable Trust                 35,211           $14.20                 $ 14.20
     Sarah E. Schonath Irrevocable Trust                 35,211           $14.20                 $ 14.20

DECEMBER 31, 2002
     InvestorsBancorp                                    12,919           $12.63-12.83           $ 12.70
     George R. Schonath 401(k) Account                   11,899           $12.67                 $ 12.67

SEPTEMBER 30, 2002
     InvestorsBancorp                                     3,316           $12.80-12.97           $ 12.88
     George R. Schonath                                     715           $12.75                 $ 12.75
     George R. Schonath 401(k) Account                    7,369           $12.70-12.95           $ 12.81
     Emily A. Schonath Irrevocable Trust                  4,250           $12.60                 $ 12.60
     Sarah E. Schonath Irrevocable Trust                  4,250           $12.60                 $ 12.60

JUNE 30, 2002
     George R. Schonath                                     765           $12.26                 $ 12.26
     George R. Schonath 401(k) Account                    3,779           $12.15-12.26           $ 12.26
     Emily A. Schonath Irrevocable Trust                  1,739           $12.50-12.70           $ 12.56
     Sarah E. Schonath Irrevocable Trust                  1,739           $12.50-12.70           $ 12.56

MARCH 31, 2002
     None

DECEMBER 31, 2001
     George R. Schonath 401(k) Account                    1,376           $8.25-8.37             $  8.25

SEPTEMBER 30, 2001
     George R. Schonath 401(k) Account                    4,591           $7.13-8.60             $  8.13

JUNE 30, 2001
     InvestorsBancorp                                    66,349           $7.50                  $  7.50
     George R. Schonath 401(k) Account                   21,303           $6.63-7.50             $  7.30
     Emily A. Schonath Irrevocable Trust                  8,000           $7.00                  $  7.00
     Sarah E. Schonath Irrevocable Trust                  8,000           $7.00                  $  7.00

MARCH 31, 2001
     InvestorsBancorp                                     6,300           $7.97                  $  7.97
     George R. Schonath 401(k) Account                    8,499           $7.13-7.38             $  7.21
     Emily A. Schonath Irrevocable Trust                  5,170           $7.00                  $  7.00
     Sarah E. Schonath Irrevocable Trust                  5,170           $7.00                  $  7.00

--------------------

(1) These shares were purchased pursuant to the exercise of options held by Mr. Schonath. After exercising the options, Mr. Schonath immediately resold the shares back to InvestorsBancorp for $14.20 per share. The effect was therefore the same as the treatment his options would have received under the merger agreement.

RECENT TRANSACTIONS

         Since March 15, 2003, InvestorsBancorp, Investors Subsidiary and the Schonath shareholders and their affiliates have made the following purchases of InvestorsBancorp common stock at the prices indicated:

                                  NUMBER OF
PURCHASER                DATE      SHARES     PRICE PER SHARE          TRANSACTION
---------                ----      ------     ---------------          -----------
Thomas Evans, Trustee   3/25/03   70,422(1)       $14.20             New subscription

George R. Schonath      3/31/03    4,150          $ 6.75           Exercise of options(2)

George R. Schonath      3/31/03    4,400          $ 7.00           Exercise of options(2)

George R. Schonath      3/31/03    5,940          $10.10           Exercise of options(2)

InvestorsBancorp        3/31/03   14,490          $14.20        Cash repurchase of options(2)

InvestorsBancorp        4/4/03       735          $14.20         Cash repurchase from 401(k)
                                                                    account of Mary Block

InvestorsBancorp        4/7/03     2,725          $14.20        Cash repurchase from 401(k)
                                                                   account of Susan Hauke

InvestorsBancorp        4/7/03       198          $14.20        Cash repurchase from Sarah E.
                                                                          Schonath

Sarah E. Schonath       4/7/03       198          $14.20          Sale to InvestorsBancorp

----------

(1) Includes 35,211 shares purchased by the Emily A. Schonath Irrevocable Trust and 35,211 shares purchased by the Sarah E. Schonath Irrevocable Trust, of which Mr. Evans is the sole trustee.

(2) On March 31, 2003, in anticipation of the merger, Mr. Schonath cashed in his existing stock options by (a) exercising each of the options, and (b) immediately reselling the securities back to the company at a price equal to the $14.20 merger consideration. The effect of these option exercises and the cash repurchase is the same as the treatment Mr. Schonath would have received pursuant to the merger agreement.

         Effective on June 30, 2003, the Schonath Family Partnership, a limited partnership that held 132,943 shares of common stock of InvestorsBancorp and warrants to purchase an additional 105,000 shares, distributed all of its shares of common stock and the warrants to its general and limited partners, all of whom are Schonath shareholders, on a pro-rata basis.

         Other than as described above, there have been no transactions in InvestorsBancorp common stock by InvestorsBancorp, Investors Subsidiary, the directors and officers of InvestorsBancorp and Investors Subsidiary, and the Schonath Shareholders since March 15, 2003, which is the 60th day prior to the initial filing of this transaction statement.

                        INFORMATION ABOUT THE DIRECTORS,
                       OFFICERS AND SCHONATH SHAREHOLDERS

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF INVESTORSBANCORP

         Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of InvestorsBancorp. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address is W239 N1700 Busse Road, Waukesha, Wisconsin 53188.

DIRECTORS OF INVESTORSBANCORP

                              Current Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
----                        --------------------------------------------------
Terry L. Mather            Mr. Mather has been a partner of Critical Solutions,
                           Inc., a business consulting firm headquartered in
                           Milwaukee, Wisconsin, since 1992. Mr. Mather's
                           principal address is c/o Laacke & Joys, 1433 N. Water
                           Street, Milwaukee, Wisconsin 53202.

Jon McGlocklin             Mr. McGlocklin has been the president of Healy
                           Awards, Inc. in Menomonee Falls, Wisconsin, since
                           1997, and an announcer for the Milwaukee Bucks since
                           1976. He was also a senior vice president of
                           InvestorsBancorp and InvestorsBank from their
                           establishment in 1997 until February, 2001. In July,
                           1997, Mr. McGlocklin was appointed senior vice
                           president of Bando McGlocklin Capital Corporation,
                           now known as the Middleton Doll Company, which
                           primarily makes mortgage loans to small businesses
                           and which also has a small subsidiary that is a doll
                           manufacturer, and in November 2001 his title was
                           changed to vice president. Mr. McGlocklin's principal
                           address is 5281 North Hwy 83, Hartland, Wisconsin
                           53029.

Donald L. Menefee          Mr. Menefee has been the president and chief
                           executive officer of Silent Partners, a management
                           consulting firm based in Door County, Wisconsin,
                           since he founded the company in 1996. Mr. Menefee's
                           principal address is 3073 N. Shepard Ave., Milwaukee,
                           WI 53211.

George R. Schonath         Mr. Schonath has been the President and Chief
                           Executive Officer of InvestorsBancorp and
                           InvestorsBank since they were established in 1997. In
                           July 1997, Mr. Schonath was appointed president of
                           Bando McGlocklin Capital Corporation and also
                           currently serves as its Chief Executive Officer. In
                           May 2001, Mr. Schonath returned to his position as a
                           director of The Middleton Doll Company, where he had
                           served as a director from 1980 through 1997 and as
                           Chairman of the Board from 1984 through 1997. Mr.
                           Schonath is also the sole director and the president
                           of Investors Subsidiary.

Donald E. Sydow            Mr. Sydow has been the president of Oconomowoc
                           Manufacturing Corp., a ball-bearing manufacturer
                           located in Oconomowoc, Wisconsin, since 1982. Mr.
                           Sydow's principal address is 425 South Lapham Street,
                           Oconomonoc, Wisconsin 53066-3911.

         To the knowledge of InvestorsBancorp, none of the foregoing directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

EXECUTIVE OFFICERS

                              Current Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
----                        --------------------------------------------------
George R. Schonath         See the information given for Mr. Schonath above
                           under "--Directors."

Susan J. Hauke             Ms. Hauke has been InvestorsBancorp's controller and
                           vice-president-finance since 1997, was elected
                           secretary in 1999, and was elected chief financial
                           officer in 2002. Ms. Hauke also serves as vice
                           president-finance, controller, and treasurer of
                           InvestorsBank. In addition, she is the chief
                           financial officer, vice president-finance, secretary
                           and treasurer of The Middleton Doll Company. Ms.
                           Hauke is also the vice president and treasurer of
                           Investors Subsidiary.

Glenn A. Michaelsen        Mr. Michaelsen was elected as a senior vice president
                           of InvestorsBancorp and InvestorsBank in October,
                           2002. Mr. Michaelsen also serves as the senior vice
                           president of The Middleton Doll Company. Mr.
                           Michaelsen joined InvestorsBancorp in June, 1998.

Greg A. Mieske             Mr. Mieske was elected vice president-operations and
                           compliance officer of InvestorsBancorp and
                           InvestorsBank in October 1999. He also serves as
                           secretary of InvestorsBank. Mr. Mieske joined
                           InvestorsBancorp in December 1998, and prior to that
                           served as a financial examiner for the Department of
                           Financial Institutions of the State of Wisconsin from
                           1987 until 1998. Mr. Mieske is also the vice
                           president and secretary of Investors Subsidiary.

Kim E. DeMartino           Ms. DeMartino was elected senior vice president of
                           InvestorsBancorp and InvestorsBank in February 2001.
                           She has served as a mortgage officer since joining
                           InvestorsBancorp in 1997.

         To the knowledge of InvestorsBancorp, none of the foregoing executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF INVESTORS SUBSIDIARY

         Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Investors Subsidiary. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address is W239 N1700 Busse Road, Waukesha, Wisconsin 53188.

DIRECTORS

                              Current Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
----                        --------------------------------------------------
George R. Schonath         See the information given for Mr. Schonath above
                           under "Information about the Directors and Executive
                           Officers of InvestorsBancorp--Directors."

         To the knowledge of Investors Subsidiary, Mr. Schonath has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         It is anticipated that prior to the merger the current directors of InvestorsBancorp will be appointed as directors of Investors Subsidiary and under the terms of the merger agreement will continue as directors of InvestorsBancorp after the merger. See the information given for these persons above under "Information about the Directors and Executive Officers of InvestorsBancorp--Directors."

EXECUTIVE OFFICERS

                              Current Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
----                        --------------------------------------------------
George R. Schonath         See the information given for Mr. Schonath above
                           under "Information about the Directors and Executive
                           Officers of InvestorsBancorp--Directors."

Susan J. Hauke             See the information given for Ms. Hauke above under
                           "Information about the Directors and Executive
                           Officers of InvestorsBancorp--Executive Officers."

Greg A. Mieske             See the information given for Mr. Mieske above under
                           "Information about the Directors and Executive
                           Officers of InvestorsBancorp--Executive Officers."

         To the knowledge of Investors Subsidiary, none of the foregoing executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

INFORMATION ABOUT THE SCHONATH SHAREHOLDERS

                              Current Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
----                        --------------------------------------------------
George R. Schonath         See the information for George R. Schonath given
                           above under

                           "Information about the Directors and Executive
                           Officers of InvestorsBancorp--Directors."

Jenn M. Schonath           Mrs. Schonath is the wife of George Schonath, and is
                           a homemaker. Mrs. Schonath's principal address is 200
                           Monastary Hill, Oconomowoc, Wisconsin 53006.

Sarah E. Schonath          Ms. Schonath is an adult daughter of Mr. Schonath.
                           She is employed as a senior accountant with
                           NeuroSource, Inc. and her business address is 515
                           North State Street, Suite 1700, Chicago, Illinois
                           60610. From May 1998 through February 2002, she was
                           employed as an accountant by the public accounting
                           firm Arthur Andersen LLP.

Emily A. Schonath          Ms. Schonath is an adult daughter of Mr. Schonath.
                           She is employed as an analyst for Unitrin - Property
                           and Casualty Insurance Group, and her business
                           address is 10000 North Central Expressway, Dallas,
                           Texas 75231. From August 1997 through May 2001, she
                           was a full-time student at the University of Iowa.

Thomas Evans               Mr. Evans is a citizen of the United States whose
                           principal address is 132 Coy Street, Mankato,
                           Minnesota 56001. Mr. Evans is a postal clerk with the
                           United States Post Office and is the brother of Mrs.
                           Jenn Schonath.

The Emily A. Schonath      The Emily A. Schonath Irrevocable Trust dated
Irrevocable Trust dated    December 31, 1996 is a trust organized under the laws
December 31, 1996          of the state of Wisconsin, whose principal address is
                           c/o Thomas Evans, trustee, 132 Coy Street, Mankato,
                           Minnesota 56001.

The Sarah E. Schonath      The Sarah E. Schonath Irrevocable Trust dated
Irrevocable Trust dated    December 31, 1996 is a trust organized under the laws
December 31, 1996          of the state of Wisconsin, whose principal address is
                           c/o Thomas Evans, trustee, 132 Coy Street, Mankato,
                           Minnesota 56001.

         During the past five years, none of the Schonath shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED TRANSACTIONS

         The directors and officers of InvestorsBancorp and InvestorsBank, and their associates, have been customers of and had transactions with InvestorsBancorp and InvestorsBank. InvestorsBank and The Middleton Doll Company also purchase loan participations from each other from time to time and, pursuant to a management services and allocation of expenses agreement, InvestorsBank performs certain loan servicing and administration services to The Middleton Doll Company. Additional transactions may be expected to take place in the future.

         All outstanding loans, commitments to make loans, transactions in repurchase agreement and certificates of deposit and depository and loan participation and servicing relationships, in the opinion of management, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. InvestorsBank received an aggregate of approximately $1.0 million in loan servicing and administration fees from The Middleton Doll Company in 2002. InvestorsBancorp and InvestorsBank leased space for their main offices from The Middleton Doll Company for ten months during 2002. The rent during that period, including real estate taxes and furnishings, was approximately $90,000. During October 2002, InvestorsBank purchased the premises from The Middleton Doll Company for $2.4 million based on the current fair market value of the premises. After the purchase of the building, InvestorsBank received $9,666 in rental income from The Middleton Doll Company.

         During 2002, a $2.5 million subordinated note to The Middleton Doll Company was repaid and a $500,000 subordinated note to the Schonath Family Partnership was repaid. Both of these notes were on substantially the same terms and conditions as could be obtained from unrelated third parties.

         Other than as disclosed in this transaction statement, there are no other relationships or transactions outstanding.

AGREEMENTS INVOLVING INVESTORSBANCORP'S SECURITIES

         It is contemplated that, following the merger, Mr. Schonath and the Schonath shareholders will enter into a shareholders' agreement under which Mr. Schonath will control the voting of all of the outstanding shares of the Company's stock. Additionally, it is contemplated that the shareholders' agreement will contain transfer restrictions on the outstanding shares of the Company's stock. The transfer restrictions will be designed to prevent transfers of shares of the Company's stock to third parties without the Company's approval by giving the Company a right of first refusal before any shares may be sold to anyone who is not a party to the shareholders' agreement. The principal reasons for these transfer restrictions is to maintain control of the Company's outstanding stock by the Schonath family and to avoid an inadvertent termination of the Company's Subchapter S status through a sale of shares of Company stock to a holder that would not meet the qualifications established by applicable tax laws to be a shareholder in a Subchapter S corporation.

                                  OTHER MATTERS

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         Other than as disclosed in this transaction statement, InvestorsBancorp, Investors Subsidiary and the Schonath shareholders have not received any report, opinion or appraisal from an outside party that is materially related to the merger.

FORWARD LOOKING STATEMENTS

         This transaction statement includes and incorporates by reference statements that are not historical facts. These statements are `forward-looking statements' based on our current plans and expectations relating to analyses of value, expectations for anticipated growth in the future and future success under various efforts, and, as such, these forward-looking statements involve uncertainty and risk. These forward-looking statements should be read in conjunction with our Annual Report on Form 10-KSB for the year ended December 31, 2002. Our Form 10-KSB is on file with the Securities and Exchange Commission, a copy of which is available without charge upon written request to:

InvestorsBancorp, W239 N1700 Busse Road, Waukesha, Wisconsin 53188, Attention:
Corporate Secretary. In addition, actual results of InvestorsBancorp's operations and the transactions contemplated by this transaction statement could differ materially from the forward-looking statements contained in this transaction statement because of many factors, such as the inability to consummate the merger; actions of the U.S., foreign or local governments; costs related to the merger; fluctuations in currency values; competitive pricing; changes in demand for our products; costs; political and social conditions in the economies and environments where InvestorsBancorp operates; the economic environment of the document management industry; and the general economic environment.

         Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking statements. We do not undertake any obligation to update the forward-looking statements contained or incorporated in this transaction statement to reflect actual results, changes in assumptions, or changes in other factors affecting these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

         InvestorsBancorp is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site, located at www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the Securities and Exchange Commission.

         Copies of any of these documents without their exhibits are also available without charge to any person to whom we deliver this document. You must make a written or oral request to InvestorsBancorp, Inc., W239 N1700 Busse Road, Waukesha, Wisconsin 53188, Attention: Corporate Secretary (telephone:
(262) 523-1000). In order to ensure timely delivery of the documents, any request should be made by ______________, 2003.

INFORMATION INCORPORATED BY REFERENCE

         The rules and regulations of the SEC allow InvestorsBancorp to incorporate into this document by reference certain reports and other information, which means that important information may be disclosed to you by referring you to another report or other information filed separately by InvestorsBancorp with the SEC. The reports and other information incorporated into this document by reference are deemed to be part of this document, except for any information superseded by information contained in, or incorporated by reference into, this document. This document hereby incorporates by reference the reports listed below, which have been previously filed by InvestorsBancorp with the SEC, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in such documents is excluded, and is not incorporated herein by reference. The following reports contains information about InvestorsBancorp and its financial condition, results of operations and business that are important to you, and we encourage you to read them carefully in connection with your review of this document.

         (1) Annual Report on Form 10-KSB, filed by InvestorsBancorp with the SEC on March 28, 2003; and

         (2) Quarterly Report on Form 10-QSB, filed by InvestorsBancorp with the SEC on May 13, 2003, as amended on May 16, 2003;

         (3) Current Report on Form 8-K, filed by InvestorsBancorp with the SEC on March 26, 2003; and

         (4) Current Report on Form 8-K, filed by InvestorsBancorp with the SEC on May 2, 2003.

         InvestorsBancorp is also incorporating by reference all additional reports and other information filed by InvestorsBancorp with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this document and the date of consummation of the merger.

         InvestorsBancorp has supplied all information contained in or incorporated by reference in this document relating to InvestorsBancorp, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference.

         YOU MAY HAVE BEEN SENT SOME OF THE REPORTS AND OTHER INFORMATION INCORPORATED BY REFERENCE IN THIS DOCUMENT BY INVESTORSBANCORP, BUT YOU CAN ALSO OBTAIN ANY OF THEM THROUGH THE SEC AT THE LOCATIONS DESCRIBED ABOVE, OR THROUGH INVESTORSBANCORP AT THE ADDRESS BELOW. INVESTORSBANCORP WILL PROVIDE TO YOU, WITHOUT CHARGE, BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF ANY WRITTEN OR ORAL REQUEST BY YOU, A COPY OF ANY REPORT OR OTHER INFORMATION INCORPORATED BY REFERENCE IN THIS DOCUMENT BY INVESTORSBANCORP. YOU SHOULD DIRECT YOUR REQUEST TO THE FOLLOWING ADDRESS:
INVESTORSBANCORP, INC., W239 N1700 BUSSE ROAD, WAUKESHA, WISCONSIN 53188,
ATTENTION: CORPORATE SECRETARY.

                              TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET.
Regulation M-A Item 1001

         The information set forth in the section above captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.
Regulation M-A Item 1002

         (a) The information set forth in the section above captioned "Introduction--The
                           Parties--InvestorsBancorp" is incorporated herein by reference.

         (b) The exact title of the class of equity securities subject to this Transaction Statement is Common Stock, par value $0.01 per share. As of July 1, there were 990,529 shares of common stock outstanding.

         (c) The information set forth in the section above captioned "Market Price of InvestorsBancorp Common Stock and Dividend Information--Comparative Market Price Data" is incorporated herein by reference.

         (d) The information set forth in the section above captioned "Market Price of InvestorsBancorp Common Stock and Dividend Information--Dividends" is incorporated herein by reference.

         (e) None of the filing parties has made an underwritten public offering of InvestorsBancorp common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

         (f) The information set forth in the section above captioned "Common Stock Purchase Information--Prior Stock Purchases" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.
Regulation M-A Item 1003 (a) through (c)

         (a)-(c) The information set forth in the sections above captioned "Introduction--The Parties" and "Information about the Directors, Officers and Schonath Shareholders" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.
Regulation M-A Item 1004 (a) and (c) through (f)

         (a)(1)            Not applicable.

         (a)(2)(i) The information set forth in the sections above captioned "Summary Term Sheet," "Introduction--The Merger" and "Material Terms of the Merger--The Merger Agreement" is incorporated herein by reference.

         (a)(2)(ii) The information set forth in the sections above captioned "Summary Term Sheet" and "Material Terms of the Merger--The Merger Agreement" is incorporated herein by reference.

         (a)(2)(iii) The information set forth in the sections above captioned "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Fairness of the Merger' and "Special Factors--Purchase and Structure of the Merger" is incorporated herein by reference.

         (a)(2)(iv) The information set forth in the section above captioned "Special Factors--Voting Requirements" is incorporated herein by reference.

         (a)(2)(v) The information set forth in the sections above captioned "Special Factors--Material Effects of the Merger; Plans or Proposals after the Merger; "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" and "Special Factors--Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (a)(2)(vi) The information set forth in the section above captioned "Special Factors--Accounting Treatment" is incorporated herein by reference.

         (a)(2)(vii) The information set forth in the section above captioned "Special Factors--Material Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections above captioned "Special Factors--Material Effects of the Merger; Plans or Proposals After the Merger" and "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" is incorporated herein by reference.

         (d) The information set forth in the section above captioned "Special Factors--Appraisal Rights" is incorporated herein by reference.

         (e)               None.

         (f)               Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
Regulation M-A Item 1005 (a) through (c) and (e)

         (a) The information set forth in the section above captioned "Certain Relationships and Related Transactions" is incorporated herein by reference.

         (b) The information set forth in the section above captioned "Special Factors--Background of the Merger" is incorporated herein by reference.

         (c) The information set forth in the section above captioned "Special Factors--Background of the Merger" is incorporated herein by reference.

         (e) The information set forth in the section above captioned "Certain Relationships and Related Transactions" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Regulation M-A Item 1006 (b) and (c)(1) through (8)

         (b) The information set forth in the section above captioned "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Fairness of the Merger' and "Special Factors--Purpose and Structure of the Merger" is incorporated herein by reference.

         (c)(1)-(8) The information set forth in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Material Effects of the Merger; Plans or Proposals after the Merger" incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
Regulation M-A Item 1013

         (a)-(c) The information set forth in the sections above captioned "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Fairness of the Merger" and "Special Factors--Purpose and Structure of the Merger" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "Special Factors--Material Effects of the Merger; Plans or Proposals after the Merger," "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" and "Special Factors--Material Federal Income Tax Consequences of the Merger".

ITEM 8.  FAIRNESS OF THE TRANSACTION.
Regulation M-A Item 1014

         (a)-(b) The information set forth in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections above captioned "Special Factors--Voting Requirements" is incorporated herein by reference.

         (d)-(e) The information set forth in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

         (f)               None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
Regulation M-A Item 1015

         (a)-(b) The information set forth in the sections above captioned "Special Factors--Background of the Merger," and "Special Factors--Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections above captioned "Other Matters--Where You Can Find More Information" is incorporated herein by reference. The valuation of Wipfli Ullrich Bertelson LLP in addition to being attached as Appendix B-1 and

                           Appendix B-2 of the transaction statement will be made available for inspection and copying at the principal executive offices of InvestorsBancorp during its regular business hours by any interested equity security holder of InvestorsBancorp or representative who has been so designated in writing.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Regulation M-A Item 1007

         (a)-(d) The information set forth in the sections above captioned "Special Factors--Background of the Merger," Special Factors--Financing of the Merger" and "Material Terms of the Merger--Fees and Expenses" is incorporated herein by reference.

ITEM 11.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.
Regulation M-A Item 1008

         (a) The information set forth in the section above captioned "Security Ownership" is incorporated herein by reference.

         (b) The information set forth in the section above captioned "Common Stock Purchase Information--Recent Transactions" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.
Regulation M-A Item 1012(d) and (e)

         (d)               Not applicable.

         (e)               Not applicable.

ITEM 13.  FINANCIAL STATEMENTS.
Regulation M-A Item 1010(a) through (b)

         (a) The required information is incorporated herein by reference to (a) the Consolidated Financial Statements, and the notes thereto, of InvestorsBancorp as of and for its fiscal year ended December 31, 2002, set forth under Item 7 of InvestorsBancorp's Form 10-KSB for the year ended December 31, 2002 (filed March 28, 2003) (File No. 000-29400), and (b) the information set forth in the section above captioned "Financial Statements--Select Historical Financial Data."

         (b)               Not applicable.

ITEM 14.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Regulation M-A Item 1009

         (a)               Not applicable.

         (b) The information in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Financing of the Merger" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.
Regulation M-A Item 1011(b)

         (b) The information set forth in the transaction statement is incorporated herein by reference.

ITEM 16.  EXHIBITS.
Regulation M-A Item 1016(a) through (d), (f) and (g)

         (a)               None.

         (b)               None.

         (c)(1) Valuation of Wipfli Ullrich Bertelson LLP dated March 20, 2003 (included as Appendix B-1 to this transaction statement).

         (c)(2) Corrected valuation of Wipfli Ullrich Bertelson LLP dated April 16, 2003 (included as Appendix B-2 to this transaction statement).

         (d) Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary (included as Appendix A to this transaction statement).

         (f)               Not applicable.

         (g)               Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 8, 2003
                                           InvestorsBancorp Inc.

                                           By: /s/ George R. Schonath
                                              ----------------------------------
                                           Name: George R. Schonath
                                           Title: Chief Executive Officer

                                           Investors Subsidiary, Inc.

                                           By: /s/ George R. Schonath
                                              ----------------------------------
                                           Name: George R. Schonath
                                           Title: President

                                           /s/ George R. Schonath
                                           ----------------------------------
                                           George Schonath

                                           /s/ Jenn Schonath
                                           -------------------------------------
                                           Jenn Schonath

                                           /s/ Sarah E. Schonath
                                           -------------------------------------
                                           Sarah E. Schonath

                                           /s/ Emily A. Schonath
                                           -------------------------------------
                                           Emily A. Schonath

                                           /s/ Thomas Evans
                                           -------------------------------------
                                           Thomas Evans

                                           /s/ Thomas Evans
                                           -------------------------------------
                                           Thomas Evans, as trustee of the Sarah
                                           E. Schonath

                                           Irrevocable Trust dated December
                                           31, 1996

                                           /s/ Thomas Evans
                                           -------------------------------------
                                           Thomas Evans, as trustee of the Emily
                                           A. Schonath
                                           Irrevocable Trust dated December
                                           31, 1996

                                  EXHIBIT INDEX

Exhibit Number                                                Description
--------------                                                -----------
(c)(1)                        Valuation of Wipfli Ullrich Bertelson LLP dated March 20, 2003 (included as
                              Appendix B-1 to this transaction statement).

(c)(2)                        Corrected valuation of Wipfli Ullrich Bertelson LLP dated April 16, 2003
                              (included as Appendix B-2 to this transaction statement).

(d)                           Agreement and Plan of Merger by and between InvestorsBancorp and Investors
                              Subsidiary (included as Appendix A to this transaction statement).